Exhibit 1

DENISON MINES CORP.

TECHNICAL REPORT ON A MINERAL RESOURCE ESTIMATE UPDATE FOR THE PHOENIX URANIUM DEPOSITS, WHEELER RIVER PROJECT, EASTERN ATHABASCA BASIN, NORTHERN SASKATCHEWAN, CANADA

NI 43-101 Report

Qualified Person:

William E. Roscoe, Ph.D., P.Eng.

December 31, 2012

Report Control Form

Document Title	Technical Report on a Mineral Resource Estimate Update for
the Phoenix Uranium Deposits, Wheeler River Project,
Eastern Athabasca Basin, Northern Saskatchewan, Canada

Client Name & Address	Denison Mines Corp.

Document Reference		Status &	Final
	Project #1997	Issue No.	Version	0

Issue Date	December 31, 2012

Lead Author	William E. Roscoe	(Signed)

Peer Reviewer	Deborah A. McCombe	(Signed)

Project Manager Approval	William E. Roscoe	(Signed)

Project Director Approval	Deborah A. McCombe	(Signed)

Report Distribution	Name	No. of Copies
Client

	RPA Filing	1 (project box)

Roscoe Postle Associates Inc.

55 University Avenue, Suite 501

Toronto, ON M5J 2H7

Canada

Tel: +1 416 947 0907

Fax: +1 416 947 0395

mining@rpacan.com

www.rpacan.com

TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-3

2 INTRODUCTION	2-1

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

6 HISTORY	6-1
Ownership	6-1
Exploration and Development History	6-1

7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Local and Property Geology	7-6
Structural Geology	7-13
Uranium Mineralization	7-16

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1

10 DRILLING	10-1
Sampling Method and Approach	10-11
Core and Use of Probe Data	10-13

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Sample Preparation and Analytical Procedures	11-1
Analytical Quality Assurance and Quality Control	11-6
Security and Confidentiality	11-8

12 DATA VERIFICATION	12-1
QA/QC Program	12-1
Drill Hole Database Check	12-1
External Laboratory Check Analysis	12-2
Sample Standards, Blanks and Field Duplicates	12-5
Disequilibrium	12-12

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1

14 MINERAL RESOURCE ESTIMATE	14-1
General Statement	14-1
Drill hole Database	14-1
Geological Interpretation and 3D Solids	14-4

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Dry Bulk Density	14-8
Statistics	14-10
Variography	14-13
Block Model Interpolation	14-13
Mineral Resource Classification	14-18
Block Model Validation	14-21
Mineral Resource Estimate	14-23

15 MINERAL RESERVE ESTIMATE	15-1

16 MINING METHODS	16-1

17 RECOVERY METHODS	17-1

18 PROJECT INFRASTRUCTURE	18-1

19 MARKET STUDIES AND CONTRACTS	19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1

21 CAPITAL AND OPERATING COSTS	21-1

22 ECONOMIC ANALYSIS	22-1

23 ADJACENT PROPERTIES	23-1

24 OTHER RELEVANT DATA AND INFORMATION	24-1

25 INTERPRETATION AND CONCLUSIONS	25-1

26 RECOMMENDATIONS	26-1

27 REFERENCES	27-1

28 DATE AND SIGNATURE PAGE	28-1

29 CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE

Table 1-1 Mineral Resource Estimate as of December 31, 2012 (100% Basis)	1-1
Table 4-1 Land Tenure Details	4-2
Table 6-1 2010 SRK Mineral Resource Estimate	6-5
Table 10-1 Drilling Statistics	10-4
Table 10-2 A Deposit and B Deposit Drill Hole Intersections	10-14
Table 10-3 A Deposit and B Deposit Drill hole Intersections With Grades>1.0% U3O8	10-18
Table 11-1 Quality Control Sample Allocations	11-8
Table 14-1 Mineral Resource Estimate for the Phoenix Deposits as of December 31, 2012 (100% Basis)	14-1
Table 14-2 Vulcan Database Records	14-2
Table 14-3 Basic Statistics of Grade and GxD Composites for A and B Deposits HG and LG Domains	14-11
Table 14-4 Block Model Interpolation Parameters	14-15
Table 14-5 Volume Comparison for Wireframe and Blocks by Domain	14-21
Table 14-6 Statistics of Block Grades Compared to Composite Grades by Domain	14-22
Table 14-7 Mineral Resource Estimate for the Phoenix Deposits at a Cut-off Grade of 0.8% U3O8 as of December 31, 2012	14-23

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LIST OF FIGURES

PAGE
Figure 4-1 Wheeler River Property Location Map	4-3
Figure 4-2 Wheeler River Property Map	4-4
Figure 7-1 Regional Geology and Uranium Deposits	7-4
Figure 7-2 Simplified Geological Map of Athabasca Basin	7-5
Figure 7-3 Schematic Section of the Athabasca and Basement Rock Types	7-9
Figure 7-4 Basement Geology	7-11
Figure 7-5 Schematic of the Quartzite Ridge	7-12
Figure 7-6 WS Reverse Fault Offsets of the Unconformity	7-15
Figure 8-1 Schematic of Unconformity Type Uranium Deposit	8-3
Figure 10-1 Phoenix A and B Deposits Drill Hole Location Map	10-6
Figure 10-2 Calibration curve for Geiger-Mueller SN 3818 probe	10-10
Figure 11-1 Phoenix Deposits U3O8 (wt%) Versus U3O8 from U Partial	11-5
Figure 12-1 U3O8 DNC versus ICP-OES Assay Values	12-4
Figure 12-2 USTD1 Analyses	12-6
Figure 12-3 USTD2 Analyses	12-6
Figure 12-4 USTD3 Analyses	12-7
Figure 12-5 USTD4 Analyses	12-7
Figure 12-6 USTD5Analyses	12-8
Figure 12-7 USTD6 Analyses	12-8
Figure 12-8 Blank Sample Analyses Results	12-10
Figure 12-9 Field Duplicate Analyses	12-11
Figure 12-10 WR-318 Radiometric vs. Assay % U3O8 Values	12-14
Figure 12-11 WR-334 Radiometric vs. Assay % U3O8 Values	12-14
Figure 12-12 WR-273 Radiometric vs. Assay % U3O8 Values	12-15
Figure 12-13 WR-435 Radiometric vs. Assay % U3O8 Values	12-15
Figure 12-14 Radiometric Assay Grades Compared to Chemical Assay Grades for 30 Mineralized Intersections in Phoenix A and B Deposits	12-16
Figure 14-1 Phoenix A and Phoenix B Deposits Drill Hole Locations	14-3
Figure 14-2 Phoenix A Deposit Typical Cross Section with HG and LG Domains	14-6
Figure 14-3 Phoenix B Deposit Typical Cross Section with HG and LG Domains	14-7
Figure 14-4 Logarithmic Plot of Dry Bulk Density Versus Uranium Grade	14-9
Figure 14-5 Grade Composite Histograms for A and B Deposits HG and LG Domains.	14-12
Figure 14-6 Phoenix A Deposit 3D Block Model	14-16
Figure 14-7 Phoenix A Deposit 3D HG Domain Block Model	14-17
Figure 14-8 Phoenix A Deposit Block Model Showing Inferred and Indicated Resources	14-19
Figure 14-9 Phoenix B Deposit Block Model Showing Inferred and Indicated Resources	14-20

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Denison Mines Corp. (Denison) on behalf of the Wheeler River Joint Venture to prepare an independent Technical Report on the Phoenix Uranium Deposits. The purpose of this report is to support a Mineral Resource estimate for the Phoenix A and B Deposits of the Wheeler River Project prepared by Denison and audited by RPA. The Phoenix Deposits are Athabasca Basin unconformity-type uranium deposits. This report has been prepared to conform to NI 43-101 Standards of Disclosure for Mineral Projects.

Denison is a Toronto-based mining company focused on uranium exploration and development in Canada, Mongolia, and Zambia. Denison is listed on the Toronto Stock Exchange (symbol DML) and on the NYSE MKT (symbol DNN).

Denison owns 60% of the Wheeler River Joint Venture, Cameco Corporation owns 30%, and JCU (Canada) Exploration Company Limited owns the remaining 10%. The Wheeler River Property consists of 19 contiguous claims in northern Saskatchewan. Denison’s additional assets include an interest in one of the four licensed conventional uranium mills in North America – Denison has a 22.5% interest in the McClean Lake mill in Saskatchewan.

The Mineral Resource estimates for the Phoenix Deposits are summarized in Table 1-1.

TABLE 1-1 MINERAL RESOURCE ESTIMATE AS OF DECEMBER 31, 2012

(100% BASIS)

Denison Mines Corp. – Phoenix Deposits

Category	Tonnes	Grade (% U3O8 )	Million lbs U3O8
Indicated	152,400	15.6	52.3

Inferred	11,600	29.8	7.6

Notes:

1.	CIM Definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are reported above a cut-off grade of 0.8% U3O8 , which is based on internal Denison studies and a price of $50 per lb U3O8 .
3.	High grade composites are subjected to a high grade search restriction.
4.	Bulk density is derived from grade using a formula based on 165 measurements.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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CONCLUSIONS

Drilling at the Wheeler River Property from 2008 to 2012 has discovered and delineated the Phoenix uranium deposits at the linear intersection of the Athabasca sandstone basal unconformity with a regional fault zone, the WS Fault, and graphitic pelite basement rocks.

The Phoenix Deposits consist of the Phoenix A and Phoenix B deposits located approximately 400 m below surface within a one kilometre long, northeast trending, mineralized corridor. Both deposits contain a higher grade core within a lower grade mineralized envelope and extend southeastward from the WS Fault along the unconformity. Some mineralization also occurs on the northwest side of the WS fault but commonly at a slightly lower elevation.

Some uranium mineralization occurs in basement rocks below and adjacent to the Phoenix Deposits which suggests some potential for more of the same.

Mineral Resources of the A and B Deposits have been estimated by Denison and audited by RPA based on 168 diamond drill holes totalling 77,939 m. Indicated resources total 152,400 t at 15.6% U3O8 containing 52.3 million lbs U3O8 . Inferred resources total 11,600 t at 29.8%U3O8 containing 7.6 million lbs U3O8.

More diamond drilling is warranted in the Inferred areas of the A and B Deposits, particularly in the vicinity of very high grade drill holes WR-401 and WR-306 in A Deposit. The Mineral Resource estimate should be updated after this drilling is completed to upgrade the Inferred resources to the Indicated category if justified by results.

In RPA’s opinion, a Preliminary Economic Assessment should be carried out on the Phoenix deposit.

More diamond drilling is warranted to test other exploration targets on the Wheeler River Joint Venture, particularly along strike to the northeast and southwest of the Phoenix Deposits.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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RECOMMENDATIONS

The Wheeler River Joint Venture has a planned 2013 exploration program consisting of an approximately 48 hole diamond drill program with two rigs beginning in the first quarter of 2013. The budget for this program is C$6.8 million. Emphasis will be on exploration, particularly to the northeast of the Phoenix A Deposit, as well as other targets on the Wheeler River Property. RPA has reviewed the Wheeler River Joint Venture 2013 exploration program and concurs with the objectives and budget.

In addition to this work, RPA recommends six infill drill holes in the Phoenix A Deposit and four infill drill holes in the Phoenix B Deposit. The cost of this additional drilling would be approximately $1.2 million. RPA also recommends a Mineral Resource estimate update after the infill drilling and a Preliminary Economic Assessment on the Phoenix Deposits at an estimated cost of approximately $200,000.

RPA recommends that Denison continue to collect additional core density data to increase the confidence in densities of the entire grade range.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Phoenix Deposits are located within the Wheeler River Property (the Property), which is located in the eastern Athabasca Basin of northern Saskatchewan approximately 600 km north of Saskatoon, 260 km north of La Ronge and 110 km southwest of Points North Landing, in northern Saskatchewan. The center of the Property is located approximately 35 km north-northeast of the Key Lake mill and 35 km southwest of the McArthur River mine, which are operated by Cameco Corporation (Cameco).

LAND TENURE

The Wheeler River Property comprises 19 contiguous claims held as a Joint Venture among Denison (60%), Cameco (30%) and JCU (Canada) Exploration Co. Ltd. (10%) with no back-in rights or royalties that need to be paid.

ACCESS AND INFRASTRUCTURE

Access to the Phoenix Deposits is by road, helicopter, or fixed wing aircraft from Saskatoon. Vehicle access to the Property is by Highway 914, which terminates at the Key Lake mill. The ore haul road between the Key Lake and McArthur River operations lies within the eastern part of the Property. An older access road, the Fox Lake Road, between Key Lake and McArthur River provides access to most of the northwestern side of the Property. Gravel and sand roads and drill trails provide access by either four-wheel-drive or all-terrain-vehicle to the rest of the Property.

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La Ronge is the nearest commercial/urban center where most exploration supplies and services can be obtained. Two airlines offer daily, scheduled flight services between Saskatoon and La Ronge.

Field operations are currently conducted from Denison’s Wheeler River camp, three kilometers southwest of the Phoenix Deposits. The camp, which is operated by Denison, provides accommodation for up to forty exploration personnel. Fuel and miscellaneous supplies are stored in existing warehouse and tank facilities at the camp. The site generates its own power. Abundant water is available from the numerous lakes and rivers in the area.

HISTORY

The Wheeler River Property was staked on July 6, 1977, due to its proximity to the Key Lake uranium discoveries, and was vended into an agreement on December 28, 1978 among AGIP Canada Ltd. (AGIP), E&B Explorations Ltd. (E&B), and Saskatchewan Mining Development Corporation (SMDC), with each holding a one-third interest. On July 31, 1984, all parties divested a 13.3% interest and allowed Denison Mines Limited, a predecessor company to Denison Mines Corp., to earn a 40% interest. On December 1, 1986, E&B allowed PNC Exploration (Canada) Co. Ltd. (PNC) to earn a 10% interest from one-half of its 20% interest. In the early 1990s, AGIP sold its 20% interest to Cameco, which was a successor to SMDC. In 1996, Imperial Metals Corporation, a successor to E&B, sold an 8% interest to Cameco and a 2% interest to PNC. Participating interests in 2004 were Cameco (48%), JCU (a successor to PNC, 12%), and Denison (40%).

In late 2004, Denison entered into an agreement to earn a further 20% interest by expending $7 million within six years. In November 2004, Denison became the operator of the Wheeler River Joint Venture. When the earn-in obligations were completed; the participating interests were Denison-60%, Cameco-30%, and JCU-10%. Since November 2004, Denison has been the project operator.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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Except for the years 1990-1995, exploration activities comprising airborne and ground geophysical surveys, geochemical surveys, prospecting and diamond drilling have been carried out on the Wheeler River Property continuously from 1978 to present.

GEOLOGY AND MINERALIZATION

The Phoenix uranium deposits are located near the southeastern margin of the Athabasca Basin in the southwest part of the Churchill Structural Province of the Canadian Shield (Figure 7-1). The Athabasca Basin is a broad, closed and elliptically shaped, cratonic basin with an area of 425 km (east-west) by 225 km (north-south). The bedrock geology of the area consists of Archean and Paleo-Proterozoic gneisses unconformably overlain by up to 1,500 m of flat-lying, unmetamorphosed sandstones and conglomerates of the mid-Proterozoic Athabasca Group. The Wheeler River Property is located near the transition zone between two prominent litho-structural domains within the Precambrian basement; the Mudjatik Domain to the west and the Wollaston Domain to the east.

The Wheeler River Property lies in the eastern part of the Athabasca Basin where undeformed, late Paleoproterozoic to Mesoproterozoic sandstone, conglomerate, and mudstone of the Athabasca Group unconformably overlie early Paleoproterozoic and Archean crystalline basement rocks. The Phoenix Deposit mineralization, generally occurring at depths ranging from 390 m to 420 m is interpreted to be structurally controlled by the northeast-southwest trending (55º azimuth) WS shear fault which dips 55º to the southeast.

The local geology of the Wheeler River Property is consistent with the regional geology and consists of the following units from top to bottom:

•	Quaternary Deposits: The Property is partially covered by lakes and muskeg, which overlie a complex succession of glacial deposits up to 120 m in thickness These include eskers and outwash sand plains, well-developed drumlins, till plains, and glaciofluvial plain deposits.

•	Athabasca Group: Little-deformed late Paleoproterozoic to Mesoproterozoic Athabasca Group strata comprised of Manitou Falls Formation sandstones and conglomerates unconformably overlie the crystalline basement and have a thickness that varies from 170 m over the quartzite ridge to at least 560 m on the western side of the Property.

•	Basement Geology: Basement rocks on the Phoenix Deposits are part of the Wollaston Domain and are comprised of metasedimentary and granitoid gneisses. The metasedimentary rocks belong to the Wollaston Supergroup and include graphitic and non-graphitic pelitic and semipelitic gneisses, meta-quartzite, and rare calc-silicate rocks together with felsic and quartz feldspathic granitoid gneisses.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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The Phoenix Deposits are Athabasca Basin unconformity-type uranium deposits. Uranium mineralization is in the form of the oxide uraninite/pitchblende (U3O8). Values of all accompanying metals are low, particularly in comparison with several sandstone-hosted deposits, which can have very high values for Ni, Co, and As.

Alteration is typical unconformity-associated style, with a form and nature similar to other Athabasca Basin deposits. The sandstones are altered for as much as 200 m above the unconformity, and exhibit varying degrees of silicification and desilicification, as well as dravitization, chloritization, and illitization. In addition, hydrothermal hematite and drusy quartz are present in the sandstone and often in the basement rocks.

The mineralization in the Phoenix Deposits occurs at the unconformity contact between sandstone of the Athabasca group and underlying lower Proterozoic Wollaston Group metasedimentary rocks. Mineralization and alteration have been traced over a strike length of approximately one kilometre. Since the discovery hole WR-249 was drilled in 2008, 238 drill holes have reached the target depth, delineating two distinct zones (A Deposit and B Deposit) of high-grade mineralization.

EXPLORATION

Following the discovery of the Phoenix Deposits in 2008, Denison as operator of the Wheeler River Joint Venture completed additional geophysical surveys and drilling programs in each of the years 2009, 2010, 2011, and 2012.

Geophysical surveys included 67.6 line-km of DC Resistivity/Induced Polarization in 2009, 76.2 km of ground EM surveying in 2010, and large amounts of additional DC/IP surveying in each of 2011 (120.6 line-km) and 2012 (48.2 line-km).

Diamond drilling during the period 2009-2012 was primarily focussed on definition drilling at the Phoenix deposits, but numerous holes were also completed on other targets on the Wheeler River Property. Drilling is discussed in further detail below.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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DRILLING

Since 1978 a total of 496 diamond drill holes and 61 reverse circulation (RC) drill holes totalling 204,822 m have been completed within the Wheeler River Property of which 229 drill holes totalling 107,905 m of diamond drilling have delineated the Phoenix Deposits. Well-established drilling industry practices were used in the drilling programs.

Most recently, during 2011, a two-phase drilling program of 80 diamond drill holes totalling 38,426.6 m was carried out on mineral dispositions S-97908, S-97909, and S-98341. In 2012, the Wheeler JV completed a total of 51 diamond holes totalling 23,073 m on the Phoenix A Deposit and B Deposit target areas.

All drill holes on the Wheeler River Property were logged with a radiometric probe to measure the natural gamma radiation, from which an indirect estimate of uranium content could be made. The gamma probes were calibrated and radiometric estimates of %U3O 8 were used in the drill hole database where core recovery was less than 80%, which involves approximately 20% of the drill holes used for resource estimation. Well established drilling industry practices were used in all of the drilling programs.

ANALYSES AND DATA VERIFICATION

Drill core from the Phoenix Deposits was photographed, logged, marked for sampling, split, bagged, and sealed for shipment by Denison personnel at their field logging facility. All samples for assay or geochemical analyses were transported by Denison personnel to the Saskatchewan Research Council Geoanalytical Laboratories (SRC) in Saskatoon, SK. Uranium analyses were carried out at SRC which is accredited by the Standards Council of Canada as an ISO/IEC 17025 Laboratory for Mineral Analysis Testing and is also accredited ISO/IEC 17025:2005 for the analysis of U3O8.

Denison sent one in every 25 samples to the SRC’s Delayed Neutron Counting (DNC) laboratory, a separate lab facility located at SRC Analytical Laboratories in Saskatoon to compare the values using two different methods, by two separate labs.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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Analytical standards were used to monitor analytical precision and accuracy, and field standards were used as an independent monitor of laboratory performance. Six uranium assay standards have been prepared for use in monitoring the accuracy and precision of uranium assays received from the laboratory. Denison employed a lithological blank composed of quartzite to monitor the potential for contamination during sampling, processing, and analysis. Core duplicates were obtained by collecting a second sample of the same material, through splitting the original sample, or other similar technique, and were submitted as an independent sample. Duplicates were typically collected at a minimum rate of one per 20 samples in order to obtain a collection rate of 5%. In RPA’s opinion, the sample preparation and analytical methods are standard in the industry. Results of the quality assurance and data verification efforts demonstrate that the data are of sufficient quality for Mineral Resource estimates.

MINERAL RESOURCES

Denison has estimated Mineral Resources for the Phoenix A and B Deposits based on results of several surface diamond drilling campaigns from 2008 to 2012. The Denison drill hole database and Mineral Resource estimate have been audited by RPA. Table 1-1 summarizes the Phoenix Deposits Mineral Resource estimate, of which Denison’s share is 60%. The effective date of the Mineral Resource estimate is December 31, 2012.

Denison has interpreted the geology, structure, and mineralization at Phoenix using data from 168 diamond drill holes and developed three dimensional (3D) wireframe models for the A and B Deposits which represent 0.05% U3O8 grade envelopes. The A Deposit and B Deposit wireframes each contain a higher grade (HG) domain within an envelope of lower grade material, resulting in four domains in total.

Based on 165 dry bulk density determinations, Denison developed a formula relating bulk density to grade which was used to assign a density value to each assay. Bulk density values were used to weight grades during the resource estimation process and to convert volume to tonnage.

Composited uranium grade times density (GxD) values and density (D) values were interpolated into each block model domain using an inverse distance squared (ID2) algorithm for each mineralized domain using composites within each domain. Domain boundaries were treated as hard boundaries, so that composites from any given domain could not influence block grades in other domains. Very high grade composites were not capped but grades greater than a designated threshold level for each domain were subject to restricted search ellipse dimensions in order to reduce their influence. Block grade was derived from the interpolated GxD value divided by the interpolated D value for each block. Block tonnage was based on volume times the interpolated D value.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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The Mineral Resources for the Phoenix Deposits are classified as Indicated and Inferred based on drill hole spacing and apparent continuity of mineralization.

The A Deposit and B Deposit block models were validated by comparison of domain wireframe volumes with block volumes, visual comparison of composite grades with block grades, comparison of block grades with composite grades used to interpolate grades, and comparison with estimation by a different method.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Denison Mines Corp. (Denison) on behalf of the Wheeler River Joint Venture to prepare an independent Technical Report on the Phoenix Uranium Deposits. The purpose of this report is to support a Mineral Resource estimate for the Phoenix A and B Deposits of the Wheeler River Project. The estimate was prepared by Denison and audited by RPA. The Phoenix Deposits are Athabasca Basin unconformity-type uranium deposits. This report has been prepared to conform to NI 43-101 Standards of Disclosure for Mineral Projects.

Denison is a Toronto-based mining company focused on uranium exploration and development in Canada, Mongolia, and Zambia. Denison is listed on the Toronto Stock Exchange (symbol DML) and on the NYSE MKT (symbol DNN).

Denison owns 60% of the Wheeler River Joint Venture, Cameco Corporation owns 30%, and JCU (Canada) Exploration Company Limited owns the remaining 10%. The Wheeler River Project comprises 19 contiguous claims in northern Saskatchewan totalling 11,720 ha.

In addition, Denison’s assets include an interest in one of the four licensed conventional uranium mills in North America – Denison has a 22.5% interest in the McClean Lake mill in Saskatchewan. Denison’s primary exploration properties are located in the eastern side of the Athabasca Basin, along the same geological terrain that hosts all of Canada’s currently producing uranium mines, currently accounting for 23% of global production.

SOURCES OF INFORMATION

This report was prepared by William Roscoe, Ph.D., P.Eng., Principal Geologist, RPA. Dr. Roscoe visited the Property on October 30, 2012 and held discussions with technical personnel in Denison’s Saskatoon office on October 30, 2012.

All geological and sampling data were provided by Denison Mines Corp. Drilling and geological data were generated during the period May 2005 to June 2012. All field activities are currently managed by Denison.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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The following Denison personnel have contributed to the geological, geophysical, environmental, and resource estimation sections of this technical report:

•	Mark Mathisen, P.G. – Director, Project Resources

•	Steve Blower, P.Geo. – Vice President Exploration

•	Lawson Forand, P.Geo. – Exploration Manager

•	Larry Petrie, MSc, P.Geo – Senior Geophysicist

•	Clark Gamelin, P.Geo – Geologist

•	Chad Sorba, P.Geo – Geologist

The resource modelling was completed by or under the supervision of Mr. Mark Mathisen of Denison Services (USA) Corp. Specific activities completed were:

•	Site visit and validation of data available for the resource estimate.

•	Determination of correlation between assays and radiometric logs used for U3O8 grade estimation.

•	Compilation of new Phoenix resource models.

•	Geological interpretation of mineralized zones.

•	Audit of drill hole database and assay certificates.

•	Mineral Resource estimation and classification.

•	Verification of Mineral Resource estimate.

The Denison database and resource estimate were reviewed by William E. Roscoe, Ph.D., P.Eng. RPA Principal Geologist with the assistance of RPA personnel Bart Jordan, P.G., Geologist, and David Ross, P.Geo., Principal Geologist.

The documentation reviewed, and other sources of information, are listed in Section 27 References.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the Imperial system. All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	µ	micron
cm2	square centimetre	MASL	metres above sea level
d	day	µg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	µm	micrometre
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	foot per second	MW	megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounce per short ton
g/L	gram per litre	ppb	part per billion
Gpm	Imperial gallons per minute	ppm	part per million
g/t	gram per tonne	psia	pound per square inch absolute
gr/ft3	grain per cubic foot	psig	pound per square inch gauge
gr/m3	grain per cubic metre	RL	relative elevation
ha	hectare	s	second
hp	horsepower	st	short ton
hr	hour	stpa	short ton per year
Hz	hertz	stpd	short ton per day
in.	inch	t	metric tonne
in2	square inch	tpa	metric tonne per year
J	joule	tpd	metric tonne per day
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallon per minute
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometre per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 2-3

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for Denison Mines Corp. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by Denison Mines Corp. and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by Denison Mines Corp. RPA has not researched property title or mineral rights for the Wheeler River Project and expresses no opinion as to the ownership status of the property.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 3-1

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4 PROPERTY DESCRIPTION AND LOCATION

PROPERTY LOCATION

The Phoenix Deposits are located within the Wheeler River Property, which is located in the eastern Athabasca Basin of northern Saskatchewan approximately 600 km north of Saskatoon, 260 km north of La Ronge and 110 km southwest of Points North Landing, in northern Saskatchewan (Figure 4-1). The center of the Property is located approximately 35 km north-northeast of the Key Lake mill and 35 km southwest of the McArthur River mine, which are operated by Cameco Corporation (Cameco). The Property straddles the boundaries of NTS map sheets 74H-5, 6, 11 and 12. The UTM coordinates of the approximate center of the property are 475,000E and 6,370,000N (NAD83, Zone 13N).

LAND TENURE

The Wheeler River Property comprises 19 contiguous claims held as a Joint Venture among Denison (60%), Cameco (30%), and JCU (Canada) Exploration Co. Ltd. (10%) with no back-in rights or royalties that need to be paid. The claims are shown in Figure 4-2 and listed in Table 4-1. Denison has been the operator of the property since November 10, 2004.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 4-1

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TABLE 4-1 LAND TENURE DETAILS

Denison Mines Corp. – Phoenix Deposits

Disposition #	Hectares	Annual Assessment ($)	Excess Credit ($)	Years Protected
S-97677	322	8,050	161,000	20
S-97678	335	8,375	167,500	20
S-97690	1,087	27,175	543,500	20
S-97894	246	6,150	123,000	20
S-97895	314	7,850	157,000	20
S-97896	356	8,900	178,000	20
S-97897	524	13,100	262,000	20
S-97907	352	8,800	176,000	20
S-97908	1,619	40,475	809,500	20
S-97909	1,036	25,900	518,000	20
S-98339	362	9,050	181,000	20
S-98340	250	6,250	125,000	20
S-98341	802	20,050	401,000	20
S-98342	1,016	25,400	508,000	20
S-98343	362	9,050	181,000	20
S-98347	939	23,475	469,500	20
S-98348	951	23,775	475,500	20
S-98349	540	13,500	270,000	20
S-98350	307	7,675	153,500	20

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 4-2

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Legend:
Provincial Capital
Other Populated Areas
Trans-Canada Highway
Major Road
International Boundary
Provincial Boundary
0 50 100 150 200 250
Kilometres
N
W
E
S
NORTHWEST TERRITORIES
ALBERTA
MANITOBA
SASKATCHEWAN
United States of America
ATHABASCA BASIN
PHOENIX
L Athabasca
Cree L
Reindeer L
Churchill R
North Saskatchewan R
Saskatchewan R
South Saskatchewan R
Fond-du-Lac
Stony Rapids
Wollaston Lake
La Loche
Southend Reindeer
Buffalo Narrows
Sandy Bay
Pinehouse Lake
Île-à-la-Crosse
Pelican Narrows
La Ronge
Deschambault Lake
Meadow Lake
Montreal Lake
Cumberland House
Lloydminster
Prince Albert
Nipawin
Hudson Bay
North Battleford
Melfort
Tisdale
Rosthern
Unity
Humboldt
Kerrobert
Saskatoon
Wadena
Biggar
Lanigan
Wynyard
Canora
Kindersley
Rosetown
Watrous
Kamsack
Outlook
Davidson
Yorkton
Eston
L Diefenbaker
Leader
Fort Qu'Appelle
Melville
Esterhazy
Indian Head
Gull Lake
Swift Current
Moose Jaw
Regina
Moosomin
Maple Creek
Gravelbourg
Griffin
Carlyle
Shaunavon
Assiniboia
Weyburn
Carnduff
Estevan
Canada
U.S.A.
Figure 4-1
Denison Mines Corp.
Phoenix Deposits
Northern Saskatchewan, Canada
Wheeler River Property
Location Map
December 2012
Source: Natural Resources Canada.

www.rpacan.com

Legend:

Provincial Capital

Other Populated Areas

Trans-Canada Highway

Major Road

International Boundary

Provincial Boundary

050

100 150 200 250

Kilometres

Figure 4-1

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Wheeler River Property

Location Map

December 2012

Source: Natural Resources Canada.

4-3

www.rpacan.com

460,000 mE
465,000 mE
470,000 mE
475,000 mE
480,000 mE
485,000 mE
490,000 mE
6,380,000 mN
6,375,000 mN
6,370,000 mN
6,365,000 mN
6,360,000 mN
PHOENIX DEPOSITS
(Discovered 2008)
Wheeler River Camp Location
Wheeler River J.V.
Property
S-98348
S-98347
S-98343
S-98339
S-98340
S-98342
S-98350
S-98341
S-97909
S-98349
S-97908
S-97897
S-97907
S-97896
S-97690
S-97895
S-97894
S-97678
S-97677
MOON
LAKE
McDOUGALL
LAKE
RUSSELL
LAKE
Taylor Bay
Overhead Powerline
Fox Lake Road
McArthur Haul Road
N
0
1
2
3
4
5
Kilometres
UTM Projection WGS 84-13N

Figure 4-2

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Wheeler River Property Map

December 2012

Source: Denison Mines Corp., 2012.

4-4

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

Access to the Phoenix Deposits is by road, helicopter, or fixed wing aircraft from Saskatoon. Vehicle access to the Property is by Highway 914, which terminates at the Key Lake mill. The ore haul road between the Key Lake and McArthur River operations lies within the eastern part of the Property. An older access road, the Fox Lake Road, between Key Lake and McArthur River provides access to most of the northwestern side of the Property. Gravel and sand roads and drill trails provide access by either four-wheel-drive or all-terrain-vehicle to the rest of the Property.

CLIMATE

The climate is typical of the continental sub-arctic region of northern Saskatchewan, with temperatures ranging from +32°C in summer to -45°C in winter. Winters are long and cold, with mean monthly temperatures below freezing for seven months of the year. Winter snow pack averages 70 cm to 90 cm. Lake ice forms by mid-October and usually melts by mid-April. Field operations are possible year round with the exception of limitations imposed by lakes and swamps and the periods of break-up and freeze-up.

Freezing of surrounding lakes, in most years, begins in November and breakup occurs around the middle of May. The average frost-free period is approximately 90 days.

Average annual total precipitation for the region is approximately 450 mm, of which 70% falls as rain, with more than half occurring from June to September. Snow may occur in all months but rarely falls in July or August. The prevailing annual wind direction is from the west with a mean speed of 12 km/hr.

LOCAL RESOURCES AND INFRASTRUCTURE

La Ronge is the nearest commercial/urban center where most exploration supplies and services can be obtained. Two airlines offer daily, scheduled flight services between Saskatoon and La Ronge (located roughly 600 km and 260 km respectively south from the project site). Most company employees are on a two week-in and two week-off schedule. Contractor employees are generally on a longer work schedule.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 5-1

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As noted previously, the Phoenix Deposits are well located with respect to all weather roads and the provincial power grid. Most significantly, the operating Key Lake mill complex, owned and operated by Cameco is approximately 35 km south of the Property.

Field operations are currently conducted from Denison’s Wheeler River camp, three kilometers southwest of the Phoenix Deposits (Figure 4-2). The camp, which is operated by Denison, provides accommodations for up to forty exploration personnel. Fuel and miscellaneous supplies are stored in existing warehouse and tank facilities at the camp. The site generates its own power. Abundant water is available from the numerous lakes and rivers in the area.

PHYSIOGRAPHY

The Property is characterized by a relatively flat till plain with elevations ranging from 477 m to 490 m above sea level (MASL). Throughout the area, there is a distinctive northeasterly trend to landforms resulting from the passage of Pleistocene glacial ice from the northeast to the southwest. The topography and vegetation at the Phoenix Deposits are typical of the taiga forested land common to the Athabasca Basin area of northern Saskatchewan.

The area is covered with 30 m to 50 m of overburden. The terrain is gently rolling and characterized by forested sand and dunes. Vegetation is dominated by black spruce and jack pine, with occasional small stands of white birch occurring in more productive and well-drained areas. Lowlands are generally well drained, but also can contain some muskeg and poorly drained bog areas with vegetation varying from wet, open, non-treed vistas to variable density stands of primarily black spruce as well as tamarack depending on moisture and soil conditions. Lichen growth is common in this boreal landscape mostly associated with mature coniferous stands and bogs.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 5-2

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6 HISTORY

OWNERSHIP

The Wheeler River Property was staked on July 6, 1977, due to its proximity to the Key Lake uranium discoveries, and was vended into an agreement on December 28, 1978 among AGIP Canada Ltd. (AGIP), E&B Explorations Ltd. (E&B), and Saskatchewan Mining Development Corporation (SMDC), with each holding a one-third interest. On July 31, 1984, all parties divested a 13.3% interest and allowed Denison Mines Limited, a predecessor company to Denison Mines Corp., to earn a 40% interest. On December 1, 1986, E&B allowed PNC Exploration (Canada) Co. Ltd. (PNC) to earn a 10% interest from one-half of its 20% interest. In the early 1990s, AGIP sold its 20% interest to Cameco, which was a successor to SMDC. In 1996, Imperial Metals Corporation, a successor to E&B, sold an 8% interest to Cameco and a 2% interest to PNC. Participating interests in 2004 were Cameco (48%), JCU (a successor to PNC, 12%), and Denison (40%).

In late 2004, Denison entered into an agreement to earn a further 20% interest by expending $7 million within six years. In November 2004, Denison became the operator of the Wheeler River Joint Venture. When the earn-in obligations were completed; the participating interests were Denison-60%, Cameco-30%, and JCU-10%. Since November 2004, Denison has been the project operator.

EXPLORATION AND DEVELOPMENT HISTORY

Except for the years 1990-1994, exploration activities comprising airborne and ground geophysical surveys, geochemical surveys, prospecting and diamond drilling have been carried out on the Wheeler River Property continuously from 1978 to present.

Subsequent to the discovery of the Key Lake mine in 1975-1976, the Key Lake exploration model (Dahlkamp and Tan 1977) has emphasized the spatial association between uranium deposition at, immediately above, or immediately below the unconformity with graphitic pelite units in the basement subcrop under the basal Athabasca sandstone. The graphitic pelite units are commonly intensely sheared and are highly conductive in contrast to the physically more competent adjoining rock types that include semipelite, psammite, meta-arkose, or granitoid gneiss. From the late 1970s to the present, the Key Lake model has been useful in discovering blind uranium deposits throughout the Athabasca Basin (Jefferson, et al. 2007); although it is worth noting that the vast majority of electromagnetic (EM) conductors are unmineralized.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 6-1

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Following the Key Lake exploration model, EM techniques were the early geophysical methods of choice for the Wheeler River Property area during the period 1978-2004 and over 152 line-kilometres of conductors have been delineated on the Property. These conductive units have been delineated to depths of 1,000 m, through the quartz-rich Athabasca Group sandstones that are effectively transparent from an EM perspective.

These conductors or conductor systems were assigned a unique designation and follow-up exploration drilling successfully identified several zones of uranium mineralization.

In 1982 AGIP discovered the MAW Zone. This alteration system contains rare earth element (REE) mineralization in a structurally disrupted zone which extends from the unconformity to the present surface. There is no evidence of uranium mineralization. The REE mineralization contains yttrium values greater than 2.0%, boron values up to 2.5%, and total rare earth oxide (REO) up to 8.1% .

In 1986 SMDC intersected uranium mineralization associated with Ni-Co-As sulphides at the unconformity in the M Zone (DDH ZM-10, 0.79% U3O8 over 5.75 m), and also discovered uranium mineralization at the O Zone. The O Zone mineralization was associated with a 72 m vertical unconformity offset. The O Zone basement-hosted mineralization grades 0.048% U3O8 over 0.9 m at 378.8 m in drill hole ZO-02.

In 1988 Cameco intersected weak basement-hosted mineralization in two holes in the K Zone. Drill hole ZK-04 reported 0.08% U3O8 over 2.4 m at 580.0 m and 0.19% U3O8 over 2.3 m at 587.7 m, and drill hole ZK-06 returned 0.17% U3O8 over 7.7 m at 532.0 m and 0.06% U3O8 over 4.4 m at 564.6 m.

From 1995 to 1997, exploration by Cameco identified strong alteration and illitic and dravitic geochemical enrichment associated with major structures in both the sandstone and the basement and a significant unconformity offset. The unconformity offset is associated with what had been identified as a major geological unit termed the “quartzite ridge” which had been delineated as a result of drilling the Q conductor system.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 6-2

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In 1998, further drilling was carried out at the Q Zone and also at the R Zone (the Phoenix deposit area). At the latter, two drill holes were abandoned in sandstone due to quartz dissolution (desilicification). The possibility that this sandstone alteration might be of significance was not emphasized at the time.

In 1999, a geological setting similar to McArthur River’s P2 trend was intersected at the WC Zone, where faulted graphite-pyrite pelitic gneiss overlay the quartzite ridge. The former operator (Cameco) noted extensive dravite (boron) alteration in the overlying sandstones.

In 2002, drill hole WR-185 intersected a 175 m unconformity offset along the west contact of the quartzite ridge. This area was the initial focus of the Wheeler River Joint Venture after Denison became operator in 2004.

In 2003, 61 shallow reverse circulation holes were drilled, targeting the sandstone/overburden interface exploring for alteration zones in the upper sandstone. No anomalies were detected. Drill hole WR-190A tested the WS UTEM conductor and was abandoned at 364 m due to deteriorating drilling conditions. This drill hole is located only 90 m from the eventual Phoenix discovery drill hole WR-249. Noticeable desilicification and bleaching of the sandstone were present, but no noteworthy geochemical anomalies were identified. A direct current (DC) resistivity survey was also completed to map trends of alteration within the Athabasca sandstones and underlying basement rocks that might be related to uranium mineralization.

In November 2004, Denison became operator of the Wheeler River Joint Venture and in 2005 carried out property-wide airborne Fugro GEOTEM and Falcon Gravity surveys with five subsequent ground TEM grids completed on GEOTEM anomalies. The focus for Denison, based on a McArthur River analogy, was the quartzite ridge, particularly the west area, or footwall side of the quartzite ridge. Several small regional campaigns were carried out to test EM conductors located by airborne and ground geophysical surveys.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 6-3

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Although 2007 drilling on various 2003 resistivity anomalies did not discover any significant uranium mineralization, there was some support for the concept that resistivity did “map” alteration chimneys within the Athabasca sandstone. Alteration chimneys in the Athabasca sandstone above the unconformity or basement-hosted uranium mineralization have been described from almost all Athabasca Basin uranium deposits, following the first thorough description of their occurrence at the McClean deposits (Saracoglu, et al. 1983) (Wallis, et al. 1984). The chimneys nearly always have a prominent structural component consisting of broken and rotated sandstone and a high degree of fracturing and brecciation. These structural features are accompanied by alteration consisting of variable amounts of bleaching (removal of diagenetic hematite), silicification, desilification, druzy quartz-lined fractures, secondary hematite, dravite, and/or clay minerals.

In 2007 a 154.8 line-km geophysical IP and MT survey using Titan 24 DC resistivity technology was undertaken with the prime goals being the extension of Cameco’s 2003 resistivity survey, surveying of the K and M zones and exploration of the REa or “Millennium” (WS zone) zone, which appeared to have attractive geological features in an underexplored part of the Property. The results showed the following:

•	A very strong resistivity high which delineated the quartzite unit.

•	Two strong, well defined resistivity lows both occurring in areas where previous drill holes had been lost in the Athabasca sandstone.

•	Well defined resistivity chimneys.

During the winter and spring of 2008, the North Grid resistivity survey data was reinterpreted and three drill targets, A, B, and C were proposed. These targets were well defined alteration or resistivity chimneys situated close to the hanging wall of the quartzite unit in areas where previous attempts to drill ground EM conductors (the WS and the REA) had failed to reach the unconformity.

Drill hole WR-249 in 2008 is considered to be the discovery hole for the Phoenix A Deposit. Subsequent drilling has identified four mineralized zones over a strike length of more than one kilometre: Phoenix A Deposit, Phoenix B Deposit, Phoenix C Target, and Phoenix D Target. Drilling on the Phoenix Deposits is described in Section 10.

An initial Mineral Resource estimate was reported for the Phoenix A and B Deposits in a NI 43-101 Technical Report by SRK Consulting (Canada) Inc. (SRK) dated November 17, 2010 (Table 6-1). This Mineral Resource estimate is superseded by the Mineral Resource reported in the current RPA report, which uses additional drilling since 2010.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 6-4

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TABLE 6-1 2010 SRK MINERAL RESOURCE ESTIMATE

Denison Mines Corp. – Phoenix Deposits

Deposit	Classification	Tonnes (000)	Lbs U3O8 (000)	Average Grade (%U3O8)
A Deposit	Indicated	89.9	35,638	18.0
B Deposit	Inferred	23.8	3,811	7.3

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 6-5

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7 GEOLOGICAL SETTING AND MINERALIZATION

Portions of the following geological descriptions are taken from internal Denison reports of 2009-2012.

REGIONAL GEOLOGY

GENERAL

The Phoenix uranium deposits are located near the southeastern margin of the Athabasca Basin in the southwest part of the Churchill Structural Province of the Canadian Shield (Figure 7-1). The Athabasca Basin is a broad, closed, and elliptically shaped, cratonic basin with an area of 425 km (east-west) by 225 km (north-south). The bedrock geology of the area consists of Archean and Paleo-Proterozoic gneisses unconformably overlain by up to 1,500 m of flat-lying, unmetamorphosed sandstones and conglomerates of the mid-Proterozoic Athabasca Group. The Wheeler River project is located near the transition zone between two prominent litho-structural domains within the Precambrian basement, the Mudjatik Domain to the west and the Wollaston Domain to the east.

The Mudjatik Domain is characterized by elliptical domes of Archean granitoid orthogenesis separated by keels of metavolcanic and metasedimentary rocks, whereas Wollaston Domain is characterized by tight to isoclinal, northeasterly trending, doubly plunging folds developed in Paleoproterozoic metasedimentary rocks of the Wollaston Supergroup (Yeo and Delaney 2007), which overlie Archean granitoid orthogenesis identical to those of Mudjatik Domain.

The area is cut by a major northeast-striking fault system of Hudsonian Age. The faults occur predominantly in the basement rocks but often extend up into the Athabasca Group due to several periods of post-depositional movement. Diabase sills and dikes up to 100 m in width and frequently associated with the faulting have intruded into both the Athabasca rocks and the underlying basement.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 7-1

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THE METAMORPHOSED BASEMENT

The basement rocks underlying the Athabasca Group have been divided into three tectonic domains: the Western Craton, the Cree Lake Mobile Zone, and the Rottenstone Complex (Figures 7-1 and 7-2). The central Cree Lake Mobile Zone is bounded in the northwest by the Virgin River Shear and Black Lake Fault and in the southeast by the Needle Falls Shear Zone.

The Cree Lake Mobile Zone has been further subdivided into the Mudjatik Domain in the west half and the Wollaston Domain in the east half. The lithostructural character of these domains is the result of the Hudsonian Orogeny in which an intense thermo-tectonic period remobilized the Archean age rocks and led to intensive folding of the overlying Aphebian-age supracrustal metasedimentary units. The Mudjatik domain represents the orogenic core and comprises non-linear, felsic, granitoid to gneissic rocks surrounded by subordinate thin gneissic supracrustal units. These rocks, which have reached granulite-facies metamorphic grades, usually occur as broad domal features. The adjacent Wollaston Domain consists of Archean granitoid gneisses overlain by an assemblage of Aphebian pelitic, semipelitic, and arkosic gneisses, with minor interlayered calc-silicate rocks and quartzites. These rocks are overlain by an upper assemblage of semipelitic and arkosic gneisses with magnetite bearing units.

The Wollaston Domain basement rocks are unconformably overlain by flat lying, unmetamorphosed sandstones, and conglomerates of the Helikian age Athabasca Group, which is a major aquifer in the area.

THE ATHABASCA GROUP

The Athabasca Group sediments consist of unmetamorphosed pink to maroon quartz-rich pebbly conglomerate and red siltstone of the Read Formation and maroon quartz pebble conglomerate, maroon to white pebbly sandstone, sandstone and clay-clast-bearing sandstone belonging to the Manitou Falls Formation. The sandstone is poorly sorted near the base, where conglomerates form discontinuous layers of variable thickness. Minor shale and siltstone occur in the upper half of the succession. Locally, the rocks may be silicified and indurated or partly altered to clay and softened. In spite of their simple composition, their diagenetic history is complex (Jefferson, et al. 2007). The predominant regional background clay is dickite.

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Technical Report NI 43-101 – December 31, 2012	Page 7-2

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The basin is interpreted to have developed from a series of early northeast-trending fault-bounded sub-basins that coalesced. The topographic profile of the unconformity suggests a gentle inward slope in the east, moderate to steep slopes in the north and south and a steeper slope in the west.

The Manitou Falls Formation, which underlies most of the eastern part of the basin (Figure 7-2), is further subdivided into four members from bottom to top:

•	Read Formation (formerly the MFa Member) – a sequence of poorly sorted sandstone and minor conglomerate;

•	Bird Member (MFb) – interbedded sandstone and conglomerate distinguished from the underlying MFa and overlying MFc by the presence of at least 1% to 2% conglomerate in beds thicker than 2 cm;

•	Collins Member (MFc) – a sandstone with rare clay intraclasts;

•	Dunlop Member (MFd) – a fine-grained sandstone with abundant (>1%) clay intraclasts.

In the eastern Athabasca Basin, Quaternary deposits up to 100 m thick drape bedrock topography of ridges, typically associated with granitic gneiss domes, and structurally controlled valleys (Campbell 2007). At least three tills, locally separated by stratified gravel, sand, and silt, can be distinguished. The dominant ice-flow direction was southwesterly, but a late glacial re-advance was southerly in eastern parts of the basin and westerly along its northern edge.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 7-3

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N
0 25 50 75 100
Kilometres
NOLAN
ENA
ZEMLAK
TRAIN
DODGE
URANIUM CITY
BEAVERLODGE
TENTATO
MUDJATIK
Lake Athabasca
STONEY RAPIDS
Carswell Structure
ATHABASCA BASIN
Wollaston Lake
McArthur River
PHOENIX
Cree Lake
PETER LAKE
Reindeer Lake
LLOYD
Key Lake
WOLLASTON
MUDJATIK
WATHAMAN BATHOLITH
LA LOCHE
SOUTHBEND
KISSEYNEW
ROTTENSTONE
LA RONGE
KISSEYNEW
Peter Pond Lake
Churchill Lake
PATUANAK
BUFFALO NARROWS
PINEHOUSE LAKE
GLENNIE
Lac La Ronge
LA RONGE
FLIN FLON

Figure 7-1

Legend:

Phanerozoic	*Road*
Athabasca Group (Helikian)	*Major Shear Zone*
Pre-Athabasca Basement	*Faults*
	Uranium Deposits

Source: From Saskatchewan Ministry of Energy and Resources, 2009.

December 2012

Denison Mines Corp.

Phoenix Deposits
Northern Saskatchewan, Canada

Regional Geology and Uranium Deposits

N

025

50

75

100

Kilometres

[Graphic Appears Here]

[Graphic Appears Here]

[Graphic Appears Here]

Figure 7-1

Legend:

Denison Mines Corp.

Phanerozoic

Road

Athabasca Group (Helikian)

Major Shear Zone

Phoenix Deposits

Pre-Athabasca Basement

Faults

Northern Saskatchewan, Canada

Uranium Deposits

Regional Geology and

Source: From Saskatchewan Ministry of Energy and Resources, 2009.

Uranium Deposits

December 2012

74-

7-4

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112°
110°
108°
106°
104°
60°
59°
58°
57°
N
Nolan
RAE PROVINCE
Dodge
Zemlak
Train Lake
Uranium City
Beaverlodge
TALTSON
Lake
Athabasca
Tantato
HEARNE PROVINCE
Mudjatik
Carswell Structure
Wollaston Lake
PHANEROZOIC
MAGMATIC
Alberta
Saskatchewan
ZONE
(Lloyd)
Virgin
Cree Lake
Wollaston
Peter Lake
Reindeer Zone
Mudjatik
100 km
Major deposit
Prospect
FORMATIONS OF THE ATHABASCA GROUP
Carswell
Douglas
Undivided
Otherside
Locker Lake
Wolverine Pt.
Lazenby Lake
d c * b
Manitou Falls
Smart <> Read
Fair Point

Figure 7-2

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Simplified Geological Map of Athabasca Basin

December 2012

Source: EXTECH IV.

NOTE: Crystalline basement domains are labeled in bold text. The sub-unit of the Manitou Falls Formation labeled “*” in the legend corresponds to the Warnes and Raible members, which internger with the Bird (MFb) Member in southern and northern Athabasca Basin respectively.

Figure 7-2

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Simplified Geological Map of

Athabasca Basin

December 2012

Source:EXTECH IV.

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LOCAL AND PROPERTY GEOLOGY

The Wheeler River Property lies in the eastern part of the Athabasca Basin where undeformed, late Paleoproterozoic to Mesoproterozoic sandstone, conglomerate, and mudstone of the Athabasca Group unconformably overlie early Paleoproterozoic and Archean crystalline basement rocks. Mineralization at Phoenix generally occurs at depths ranging from 390 m to 420 m and is interpreted to be structurally controlled by the northeast-southwest trending (055º azimuth) WS fault which dips 55º to the southeast.

The local geology of the Wheeler River Property is very much consistent with the regional geology described above with the following units from top to bottom.

QUATERNARY DEPOSITS

The Property is partially covered by lakes and muskeg, which overlie a complex succession of glacial deposits up to 120 m in thickness These include eskers and outwash sand plains, well-developed drumlins, till plains, and glaciofluvial plain deposits (Campbell, 2007). The orientation of the drumlins reflects southwesterly ice flow.

ATHABASCA GROUP

Little-deformed late Paleoproterozoic to Mesoproterozoic Athabasca Group strata comprised of Manitou Falls Formation sandstones and conglomerates unconformably overlie the crystalline basement and have a considerable range (Figure 7-3) from 170 m over the quartzite ridge to at least 560 m on the western side of the Property.

The Manitou Falls Formation is locally separated from the underlying Read Formation (formerly the MFa) by a paraconformity, and comprises three units, the Bird Member (MFb), Collins Member (MFc), and Dunlop Member (MFd), which are differentiated based on conglomerates and clay intraclasts (Bosman and Korness 2007) (Ramaekers, et al. 2007). Thickness of the Read Formation ranges from zero meters at the north end of the property and over parts of the quartzite ridge to 200 m west of the quartzite ridge. The thickness of the MFb, which is absent above the quartzite ridge, is as much as 210 m in the northeastern part of the Property. The MFc unit is a relatively clean sandstone with locally scattered granules or pebbles and one-pebble-thick conglomerate layers interpreted to be pebble lag deposits. The MFc ranges in thickness from 30 m to 150 m. The MFd is distinguished from the underlying MFc sandstone by the presence of at least 0.6% clay intraclasts (Bosman and Korness, 2007). The MFd is as thick as 140 m. The upper 100 m to 140 m of sandstone is typically buff colored, medium- to coarse-grained, quartz rich and cemented by silica, kaolinite, illite, sericite, or hematite. Alteration of the sandstone is noted along much of the Phoenix Deposit trend.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 7-6

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Variations in thickness of the Athabasca sub-units reflect syndepositional subsidence. In particular, the thinning of the Read Formation towards the quartzite ridge, and the absence of both the Read and the MFb Member over much of the ridge, indicate syn-Read uplift of the latter along the thrust fault that bounds it to the west. This is supported by the Read Formation sedimentary breccia, interpreted as a fault-scarp talus deposit, along the western margin of the ridge.

Although the predominant regional background clay in the Athabasca Basin is dickite, the Wheeler River Property lies within a broad illite anomaly trending northeasterly from Key Lake through the McArthur River area (Earle and Sopuck 1989). Chlorite and dravite are also relatively common in sandstones within this zone.

The topography of the sub-Athabasca basement varies dramatically across the Property. From elevations of 160 MASL to 230 MASL along its southeastern edge, the unconformity rises gently to a pronounced northeasterly trending ridge up to 350 MASL, coincident with the subcrop of a quartzite unit in the crystalline basement. The unconformity surface drops steeply westward to as low as 30 MBSL. The unconformity surface is less variable in the northern part of the Property, ranging from 40 MASL in the northeast to 200 MASL in the northwest.

The west side of the quartzite unit forms a prominent topographic scarp, rising up to 200 m above the Athabasca sandstone lying to the west. A breccia of angular quartzite blocks, centimetres to metres in size, with a finely-laminated sandstone matrix, has been intersected in numerous drill holes along the western margin (footwall) of the quartzite ridge. The quartzite breccia is often intimately associated with uranium mineralization that occurs at numerous locations along the footwall of the quartzite unit.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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The Athabasca sandstones were deposited as a succession of sandy and gravelly braided river deposits in westward-flowing streams. The conglomerates typical of MFb indicate increased stream competence, due either to increased flow (i.e. higher precipitation) or increased subsidence. The mud chips typical of MFd are fragments of thin mud beds deposited from suspension during the late stages of a flood and re-worked by the next one. Hence, they indicate intermittent, possibly seasonal, stream flow (Liu, et al. 2011).

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 7-8

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NW
SE
Elevation
(metres above sea level)
Present Surface
ZR-13A
WR-267
WR-249
WR-190A
Overburden
MFd
400m
MFc
Athabasca
Sandstone
MFb
200m
Read
Formation
Lost
WSa Conductor
WS Conductor
Unconformity
Basement
?
?
Pelite
Graphitic Pelite
Garnetiferous Pelite
Quartzite
Lost Drill Hole Lost in Athabasca Sandstone
? Inferred Location of Ground EM Conductor
0
50
100
150
200
Metres

Figure 7-3

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Schematic Section of Athabasca and Basement Rock Types

December 2012

Source: Denison Mines Corp., 2012.

NW

ZR-13A

MFd

MFc

MFb

Read

Formation

Pelite

Graphitic Pelite Garnetiferous Pelite Quartzite

December 2012

SE

Elevation

(metres above sea level)

WR-267 WR-249 WR-190A

Present Surface

Overburden

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Schematic Section ofAthabasca and Basement Rock Types

Source:Denison Mines Corp., 2012.

7-9

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BASEMENT GEOLOGY

Basement rocks beneath the Phoenix Deposits are part of the Wollaston Domain and are comprised of metasedimentary and granitoid gneisses (Figure 7-4). The metasedimentary rocks belong to the Wollaston Supergroup and include graphitic and non-graphitic pelitic and semipelitic gneisses, meta-quartzite, and rare calc-silicate rocks together with felsic and quartz feldspathic granitoid gneisses. These metasedimentary rocks are interpreted to belong to the Daly Lake Group (Yeo and Delaney, 2007). Pegmatitic segregations and intrusions are common in all units with garnet, cordierite, and sillimanite occurring in the pelitic strata, indicating an upper amphibolite grade of metamorphism.

The quartzite ridge, an interpreted impermeable and structural barrier forming the footwall to the mineralization (Figure 7-5), dominates the basement geology of the Phoenix Deposits. The quartzite unit exhibits variable dips from 45º to 75º to the southeast, averaging 50º, and with an undulating, but generally 055º azimuth. Immediately overlying the quartzite is a garnetiferous pelite, which varies from seven metres to 60 m in thickness. This generally competent and unmineralized unit contains distinctive porphyroblastic garnets and acts as a marker horizon. Overlying the garnetiferous pelite is a graphitic pelite in which the graphite content varies from 1% to 40%. The graphitic pelite is approximately five metres wide in the southwest, increases to approximately 70 m near drill hole WR-249, and is 50 m wide at the northeast extremity. Overlying the graphitic pelite is a massive, non-graphitic, unaltered pelite unit.

Graphitic pelite and quartzite units appear to play important roles in the genesis of Athabasca Basin unconformity-type deposits (Jefferson, et al. 2007). Thus the presence of extensive subcrop of both units: 18 km of quartzite and 152 line-km of conductors (assumed to be graphitic pelite), greatly enhances the economic potential of the Wheeler River Property.

All of these rock types have a low magnetic susceptibility. The metasedimentary rocks are flanked by and intercalated with granitoid gneisses, some of which have a relatively high magnetic susceptibility. Some of these granitoid gneisses are Archean (Card, et al. 2007). Prior to extensive drilling, interpretation of basement “geology” depends heavily on airborne magnetic data combined with airborne and ground EM interpretation.

A “Paleoweathered Zone”, generally between three to ten metres thick, is superimposed on the crystalline rocks and occurs immediately below the unconformity.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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Lake
Diabase Dike
Graphitic Pelite
Semipelite
Semipelitic Gneiss
Quartzite
Granitoid Gneiss
105°30'W
57°30'N
PHOENIX
Quartzite Ridge
N
Russell Lake
Wheeler River J.V. Property
0 1 2 3 4 5
Kilometres

Figure 7-4

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Basement Geology

December 2012 ***Source: Denison Mines Corp., 2010.***

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NW
A
SE
A1
Surficial glacial deposits (0-120m)
MFd - Dunlop Member (0-140m)
MFd
MFc - Collins Member (30-150m)
MFc
Quartzite Ridge
Phoenix Deposits
WR-204 Zone Mineralization
Athabasca Sandstone Group
Manitou Falls Formation
MFb - Bird Member (0-210m)
Unconformity
MFb
RF
Read Formation (0->200m)
Paleo Weathered Zone
Crystalline Basement
NOT TO SCALE
Quartzite Breccia
Graphitic Pelite
Semipelitic Gneiss with Graphitic Pelite Interlayers
Quartzite
Granitoid Gneiss
Thrust
Shear

Figure 7-5

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Schematic of the Quartzite Ridge

December 2012

Source: Denison Mines Corp., 2010.

Phoenix

Deposits

Quartzite Breccia

Thrust

Graphitic Pelite

Shear

Semipelitic Gneiss with

Graphitic Pelite Interlayers

Quartzite

Granitoid Gneiss

Figure 7-5

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Schematic of the

Quartzite Ridge

December 2012

Source:Denison Mines Corp., 2010.

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STRUCTURAL GEOLOGY

The Wheeler River Property lies in the Wollaston Domain, a northeast-trending fold and thrust belt with recumbently folded, early Paleoproterozoic, Wollaston Supergroup metasedimentary rocks intercalated with granitoid gneisses, some of which are of Archean age.

Numerous hypothetical structural models have been proposed for the Wheeler River Property. The most simple is to infer a southeast dipping homocline. The presence of mechanically competent quartzite units, as well as the bounding units of competent granitoid gneiss, together with the many kilometers of relatively incompetent graphitic pelite provides a situation for the extensive development of thrust and strike slip/wrench fault tectonics, as well as later normal faults, at competent/incompetent interfaces (Liu, et al. 2011).

The major structural feature of the Phoenix Deposits is the northeast-southwest trending (055º azimuth) WS reverse fault which dips 55º to the southeast and lies within or at the base of the graphitic pelite unit along the western edge (footwall) of the quartzite ridge, which appears to have acted as a buttress for thrusting and reverse faulting (Kerr 2010) (Kerr, Gamelin, et al. 2011). Deformation within the WS shear has occurred partly by ductile shearing, but mainly by fracturing. A progressive sequence of fracturing is evident by variations in the strike and dip of slickensides. The principal stress directions responsible for early deformation were northwest-southeast. A change in the principal stress to an east-west direction led to later strike-slip movement along the WS shear. Later extension is indicated by northwest-striking normal faults, which dip steeply to the southwest.

With the limited data currently available it appears that the WS structure was most active during deposition of the Read Formation, however, continued uplift is indicated by westward tilting of MFc strata along the fault zone. Reverse fault displacements on the western edge of the quartzite ridge occurred primarily within the highly resistant quartzite unit. Within the Wheeler River area, vertical offset on the footwall of the quartzite unit can be as much as 60 m; however, in the Phoenix Deposits, known vertical displacements in the hanging wall sequence are always less than 10 m (Figure 7-6).

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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Mineralization hosted in the lower 15 m of the Athabasca sandstone appears to have some relationship to the extensions of the WS shear and its various hanging wall splays; hence, movement on these faults must have continued after deposition of rocks of the Read Formation and probably the MFd member of the Manitou Falls Formation. The WS shear and its various interpreted hanging wall splays may have been the main conduit for the mineralizing fluids. Thus determining favourable locations along the WS shear, where zones of long-lived permeability are present, is of critical importance. A northwesterly trending diabase dyke, probably part of the 1.27 Ga Mackenzie dyke swarm, cuts across the sandstones on the northern part of the Property.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 7-14

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NW
Elevation
(metres above sea level)
WR-281
WR-273
WR-282
SE
Athabasca
Sandstone
2.08% eU_3O_8 /
2.0m
150m
62.6% U_3O_8 / 6.0m
Read
Formation
Unconformity
400m below surface
262 cps
Crystalline
Basement
100m
WS Hanging WallShear
WS Shear
Pelite
Graphitic Pelite
Garnetiferous Pelite
Quartzite
Shear Zones/
Reverse Faults

Figure 7-6

0
5
10
15
20
Metres

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

WS Reverse Fault Offset of the Unconformity

December 2012

Source: Denison Mines Corp., 2010.

[Graphic Appears Here] Pelite Graphitic Pelite Garnetiferous Pelite Quartzite Shear Zones/ Reverse Faults Figure 7-6 Denison Mines Corp. 05 10 15 20 Phoenix Deposits Metres Northern Saskatchewan, Canada WS Reverse Fault Offset of the Unconformity December 2012 Source: Denison Mines Corp., 2010.

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URANIUM MINERALIZATION

TYPE OF MINERALIZATION

Uranium mineralization is in the form of the oxide uraninite/pitchblende (U3O8). Values of all accompanying metals are low, particularly in comparison with several sandstone-hosted deposits, which can have very high values for Ni, Co, and As (Jefferson, et al. 2007). For example, drill hole WR-273, from 406.0 m to 406.5 m, assays 78.3% U3O8 , 35 ppm Ni, 30 ppm Co, 0.05 ppm As, 26 ppm Zn, 221 ppm Ag, 284 ppm Cu, and 9.83% Pb. Some intersections can have significantly higher values for many trace elements, e.g., drill hole WR-287, from 408.5 m to 409.0 m, assays 26.8% U3O8, 461 ppm Ni, 119 ppm Co, 170 ppm As, 1,070 ppm Zn, 11.2 ppm Ag, 3,200 ppm Cu, and 2.25% Pb.

ALTERATION

Alteration is typical unconformity-associated style, with a form and nature similar to other Athabasca Basin deposits. The sandstones are altered for as much as 200 m above the unconformity (Figures 7-7 and 7-8), and exhibit varying degrees of silicification and desilicification (which causes many technical drilling problems), as well as dravitization, chloritization, and illitization. In addition, hydrothermal hematite and drusy quartz are present in the sandstone and often in the basement rocks. Alteration is focussed along structures propagating upward from the WS shear and associated splays, and probably does not exceed 100 m width across strike, making this a relatively narrow target. The basement in the northeast part of the Phoenix Deposits is much more extensively bleached and clay altered than that to the southwest.

DISTRIBUTION OF URANIUM MINERALIZATION AT PHOENIX

The mineralization in the Phoenix Deposits occurs at the unconformity contact between sandstone of the Athabasca group and underlying lower Proterozoic Wollaston Group metasedimentary rocks.

Mineralization and alteration have been traced over a strike length of approximately one kilometre. Since the discovery hole WR-249 was drilled in 2008, 238 drill holes have reached the target depth, delineating two distinct zones (A Deposit and B Deposit) of high-grade mineralization.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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8 DEPOSIT TYPES

The Phoenix Deposits are Athabasca Basin unconformity-type uranium deposits. Figure 8-1 shows a general schematic of unconformity-type uranium deposits. Jefferson et al. (2007) offered the following definition for the geological environment of this type of mineralization.

Unconformity-associated uranium deposits are pods, veins, and semi-massive replacements consisting of mainly uraninite, close to basal unconformities, in particular those between Proterozoic conglomeratic sandstone basins and metamorphosed basement rocks. Prospective basins in Canada are filled by thin, relatively flat-lying, and apparently unmetamorphosed but pervasively altered, Proterozoic (~1.8 Ga to <1.55 Ga), mainly fluvial, red-bed quartzose conglomerate, sandstone, and mudstone. The basement gneiss was intensely weathered and deeply eroded with variably preserved thicknesses of reddened, clay-altered, hematitic regolith grading down through a green chloritic zone into fresh rock. The basement rocks typically comprise highly metamorphosed interleaved Archean to Paleoproterozoic granitoid and supracrustal gneiss including graphitic metapelite that hosts many of the uranium deposits. The bulk of the U-Pb isochron ages on uraninite are in the range of 1600 Ma to 1350 Ma. Monometallic, generally basement-hosted uraninite fills veins, breccia fillings, and replacements in fault zones. Polymetallic, commonly subhorizontal, semi-massive replacement uraninite forms lenses just above or straddling the unconformity, with variable amounts of uranium, nickel, cobalt and arsenic; and traces of gold, platinum-group elements, copper, rare-earth elements and iron.

The uranium deposits in the Athabasca Basin occur below, across and immediately above the unconformity, which can lie within a few metres of surface at the rim of the Basin, to over 1,000 m deep near its centre. The deposits formed by extensive hydrothermal systems occurring at the unconformity’s structural boundary between the older and younger rock units. Major deep-seated structures are also interpreted to have played an important role in the hydrothermal process, likely acting as conduits for hot mineralized fluids that eventually pooled and crystallized in the structural traps provided by the unconformity. One of the necessary reducing fluids originates in the basement, and flows along basement faults. A second, oxidizing fluid originates within the Athabasca sandstone stratigraphy and migrates through the inherent porosity. In appropriate circumstances, these two fluids mix and precipitate uranium in a structural trap at or near the basal Athabasca- unconformity with basement rocks.

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Two end-members of the deposit model have been defined (Quirt 2003). A sandstone-hosted egress-type model (e.g., Phoenix) involved the mixing of oxidized, sandstone brine with relatively reduced fluids issuing from the basement into the sandstone. Basement-hosted, ingress-type deposits (e.g., Rabbit Lake) formed by fluid-rock reactions between oxidizing sandstone brine entering basement fault zones and the local wall rock. Both types of mineralization and associated host-rock alteration occurred at sites of basement–sandstone fluid interaction where a spatially stable redox gradient/front was present.

Although either type of deposit can be high grade, ranging in grade from a few percent to 20% U3O8, they are not physically large and typically occur as narrow, linear lenses at considerable depth. In plain view, the deposits can be 100 m to 150 m long and a few metres to 30 m wide and/or thick. Egress-type deposits tend to be polymetallic (U-Ni-Co-Cu-As) and typically follow the trace of the underlying graphitic pelites and associated faults, along the unconformity. However both the Phoenix and McArthur River deposits have very low concentrations of the accessory (polymetallic) minerals.

Unconformity-type uranium deposits are surrounded by extensive alteration envelopes. In the basement, these envelopes are generally relatively narrow but become broader where they extend upwards into the Athabasca group for tens of metres to even 100 m or more above the unconformity. Hydrothermal alteration is variously marked by chloritization, tourmalinization (high boron, dravite), hematization (several episodes), illitization, silicification/desilicification, and dolomitization (Hoeve, 1984). Modern exploration for these types of deposits relies heavily on deep-penetrating geophysics and down-hole geochemistry.

The geology of the Phoenix deposit area and the controls on mineralization are sufficiently well understood for Mineral Resource estimation.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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Sandstone
Fault Plane
Hydrothermal Alteration
Uranium Deposit plus
(Ni, Cu, Pb, Zn, Co, As)
Groundwater flow
Unconformity
Weathered
Basement
Metasediments
Graphitic Pelite
Garnetiferous Pelite
Metal-Rich Basement Fluids

Figure 8-1

NOT TO SCALE

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Schematic of Uncomformity Type Uranium Deposit

December 2012

Source: Denison Mines Corp., 2010.

8-3

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9 EXPLORATION

Since discovery of the McArthur River deposit in 1988, the McArthur River exploration model (McGill, et al. 1993) has emphasized a different association between uranium mineralization and rock type compared to the earlier Key Lake exploration model. At McArthur River, one of the most significant rock types in the basement succession is a massive, homogenous, and competent quartzite. Mechanically, particularly compared to the adjacent layered members of the basement stratigraphy, the quartzite is extremely strong, and thus exerts an important control both in basement and post-Athabasca sandstone structural evolution. Both the footwall and hanging wall contacts of the quartzite unit, particularly where these contacts involve highly incompetent rocks such as graphitic pelite, become sites of major thrust, reverse, and strike-slip faults.

Although these faults are loci for mineralization; the poor conductivity, low magnetic susceptibilities and low density values associated with the quartzite limits the effectiveness of airborne and ground geophysical methods in mapping these basement units especially when they are covered by hundreds of meters of sandstone cover. Another noteworthy characteristic of McArthur River type mineralization is the widespread presence of hydrothermal dravite, indicating boron addition into the overlying Athabasca sandstone above the quartzite ridge. Thus, borehole geochemistry and drilling are the primary exploration methods.

Exploration up to 2008 is described in Section 6 History. Further details of geophysical exploration since 2008 are provided below.

Following the discovery of the Phoenix Deposits in 2008, Denison as operator of the Wheeler River Joint Venture completed DC Resistivity/Induced Polarization surveys comprising 67.6 line-km in 2009

During February-March, 2010, a geophysical program consisting of 25.2 km of fixed loop surface transient electromagnetic survey (TEM) coverage, and 51.0 km of step loop transient EM survey coverage were completed on three lines of the previously established 2007 Wheeler River grid. Three lines of step-wise moving loop (SWML) transient electromagnetic (TEM) surveying was completed on three previously defined resistivity anomalies in attempt to better define any conductive axis associated with graphitic basement features that could act as conduits for mineralizing events.

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The three lines of SWML were chosen to represent variable or subtle differences in low amplitude resistivity signatures interpreted to be associated with breaches in sandstone stratigraphy. In particular, the resistivity signature located on L40+00N is known to be associated with the uranium mineralization associated with the Phoenix Deposits. Although this analysis of the survey data is primarily based on empirical observations on profile data collected from the characteristics of the TDEM data, further analysis was required and all data was imported into EM modelling software (Maxwell EMIT and/or EMIGMA) to better define the characteristics of the conductive body and the surrounding half-space. Some conductors were identified.

The 2011 exploration program on the Wheeler River Property carried out by Denison included a 120.6 line-km Titan24 DC/IP Survey. Additional Titan 24 surveying (48.2 line-km) was completed in 2012.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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10 DRILLING

Diamond drilling on the Wheeler River Property is the principal method of exploration and delineation of uranium mineralization after initial geophysical surveys. Drilling can generally be conducted year round on the Phoenix Deposits. Drill holes on Phoenix are labelled with a prefix of the project (WR) followed by the hole number, with almost all drill holes being drilled vertically or oriented steeply towards the northwest.

DRILLING METHODOLOGY

Delineation diamond drilling at Phoenix was primarily done with NQ sized core (47.6 mm diameter) in holes WR-249 through WR-275 and HQ sized core (63.5 mm diameter) reducing down to NQ at 350 m in holes WR-276 through WR-486, with most holes successfully penetrating into the basement. In general, drilling in the higher grade areas of A and B Deposits has been conducted on a nominal drill hole grid spacing of 25 m NE-SW by 10 m NW-SE. However, some additional infill holes were drilled primarily to test the spatial continuity of the mineralization. The most notable results from drilling to date are the intersections of 6.0 m (5.9 m true thickness) of 62.6% U3O8 in hole WR-273 and 1.5 m of 81.3% U3O8 in hole WR-305. The bulk of the flat lying high-grade mineralization is positioned at and sub parallel to the unconformity.

EXPLORATION DRILLING 2005-2012

In 2005, 12 holes, (4,829 m) were drilled in the vicinity of the quartzite ridge. The last hole of 2005, WR-204, intersected strong thrust faulting with sandstone wedges and intersected 1.48% U3O8 over 0.5 m at a depth of 313 m along the northwest side of the quartzite ridge. This was the first indication of uranium mineralization associated with the quartzite ridge on the Wheeler River Property.

In 2006, Denison drilled a total of 28 holes (10,516 m), all targeting the quartzite ridge, along a seven kilometre length. Most holes were located on the northwest (footwall) side of the ridge. The most significant results were from WR-214, drilled in the WR-204 area, where probing returned 0.85% eU3O8 over 3.8 m from 310 m. This was the highest value yet obtained on the Wheeler River Property, and was associated with the footwall thrust contact, but in an area with no graphite.

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In 2007, 18 holes (6,147 m) were drilled. Primary targets during the winter program were transient EM (TEM) anomalies as follow up to the airborne GEOTEM survey, and further testing of the hanging wall of the quartzite ridge. Reinterpretation of the 2003 resistivity survey identified three areas on the 2D sections that were deemed worthy of follow up testing. Three holes (WR-236, 237 and 238) were drilled to follow up the strongly altered and geochemically anomalous Cameco hole WR-192 and to test two weakly developed sandstone resistivity anomalies. All three holes intersected significant structure and alteration, but no mineralization or graphitic pelite in the basement.

Work during the summer of 2007 continued to test the quartzite ridge in the WR-204 area and also further south. Almost all holes in the vicinity of the quartzite ridge returned strong clay alteration and structure. WR-242A, located some 600 m along strike to the northeast of WR-214 returned 0.26% U3O8 over 1.8 m and strengthened the belief that the footwall should remain a major focus of exploration although the JV partners noted that the hanging wall of the quartzite unit should not be neglected.

The first hole during the summer of 2008 was WR-249 on geophysics line 4300 to test resistivity target “A”. WR-249 was spotted 90 m northwest of WR-190A, which had been lost in the sandstone 34 m above the unconformity in 2003. The hole encountered strong desilicification, silicification, hydrothermal hematite, druzy quartz and increased fracture density, with progressively more intense alteration towards the unconformity, together with a strong grey bleached zone consisting of extremely fine grained pyrite which provided a strong visual contrast to bleached zones in other nearby holes. At the unconformity, disseminated and massive uranium mineralization was present from 406.65 m to 409 m. The assay grade was 1.06% U3O8 over 2.35 m. This was the highest intercept on the Wheeler River Property to date. This hole was located seven kilometres northeast of the previous work in the WR-204 area and, more significantly, was drilled on the hanging wall rather than the footwall side of the quartzite ridge.

Target “B” was tested by WR-251 which was located 600 m along strike from WR-249. It intersected similar alteration along with three mineralized zones occurring both at the unconformity and in the basement. The best intersection graded 0.78% U3O8 over 2.25 m.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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All 2008 follow up drilling was located in the WR-251 area. More uranium mineralization (1.4% U3O8 over 4.0 m and 1.75% U3O8 over 0.5 m) was intersected in WR-253, which was drilled to test for mineralization 15 m to the southeast of WR-251.

All drill holes during the summer of 2008 intersected either uranium mineralization or very strong alteration close to mineralization on the hanging wall of the quartzite unit. This new discovery was named Phoenix. Located over eight kilometres northeast of areas in the Wheeler River Property that had been tested by previous work, the Phoenix Deposits have many geological similarities to the McArthur River mineralization, but are at a shallower depth. The Wheeler River Property is favourably located along strike from the McArthur River deposit and is underlain by many of the same geological features that are present on that producing property.

During 2009, three drill programs consisting of a total of 43 diamond drill holes (19,006 m), were carried out, each of which established significant milestones in the advancement of the project. During the winter program, the first indications of higher grade mineralization came from Hole WR-258, which returned 11.8% U3O8 over 5.5 m from a depth of 397 m. The summer drill program continued to test the discovery, with hole WR-273 returning a value of 62.6% U3O8 over 6.0 m at a depth of 405 m. Mineralization was monomineralic pitchblende with very low concentrations of accessory minerals and was reported to be remarkably similar to the high-grade McArthur River P2 deposits. Most of the mineralization occurs as a horizontal sheet at the base of the Athabasca sandstone proximal to where a graphitic pelite unit in the basement intersects the unconformity. In addition, the alteration changes to the northeast with intense and strong basement bleaching becoming more prominent, and the strongest graphitic faulting yet observed. More significantly, the new mineralized zone returned the highest grades so far intersected in more than 40 years of continuous exploration on the Wheeler River project. A further drill program in the fall of 2009 established continuity of the high-grade portion of the mineralized zone and extended the overall zone as a possibly continuous unit for a strike length of greater than one kilometre.

During 2010, 62 diamond drill holes totalling 28,362.3 m were carried out on two claims along the Phoenix Deposit trend. Of the 62 drill holes, 59 totalling 27,853.25 m were completed to the desired depth and three were lost or abandoned due to poor ground conditions or excessive deviation. The three lost holes were redrilled and successfully completed to the desired depth. Twenty-seven holes were drilled on claim S-98341 during two drill seasons from January to April and June to August. Thirty-five holes were drilled on claim S-97909 during two drill seasons from January to April and June to August. The two-phase drilling program was carried out during the periods of January to April 2010 and June to August 2010.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 10-3

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During 2011, a two-phase drilling program of 80 diamond drill holes totalling 38,426.6 m was carried out on mineral dispositions S-97908, S-97909, and S-98341. Of the 80 drill holes completed, 77 were successfully completed to design depth.

In 2012, Denison completed a total of 51 diamond drill holes totalling 23,073 m on the Phoenix A Deposit and B Deposit target areas during two drilling campaigns.

Since 1978 a total of 496 diamond drill holes and 61 reverse circulation (RC) drill holes totalling 204,822 m have been completed within the Wheeler River Property of which 229 drill holes totalling 107,905 m of diamond drilling have delineated the Phoenix Deposits (Table 10-1). Well-established drilling industry practices were used in the drilling programs.

TABLE 10-1 DRILLING STATISTICS

Denison Mines Corp. – Phoenix Deposits

Drilling Program	Number of Holes	Meters Drilled
Winter 2008	8	3,619
Summer 2008	6	2,881
Winter 2009	17	7,900
Summer 2009	14	6,646
Winter 2010	16	7,597
Summer 2010	39	18,343
2011	78	37,849
2012	51	23,073

Total	229	107,906

A Deposit	113	52,596
B Deposit	55	25,344
C Target	24	10,438
D Target	22	11,668
RECON	15	7,860

To date, the Phoenix deposit area has been systematically drill tested over roughly one kilometre of strike length at a nominal 25 m to 50 m section spacing (Figure 10-1).

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 10-4

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All holes were logged for lithology, structure, alteration, mineralization and geotechnical characteristics. Data were entered into DHLogger software on laptops in the field. The DHLogger data were transferred into a Fusion database. All drill hole data were validated throughout the drilling program and as an integral component of the current recent resource estimation work. Hard copies of drill logs are stored at site.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 10-5

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Figure 10-1

Denison Mines Corp.
Phoenix Deposits
Northern Saskatchewan, Canada
A and B Deposit
Drill Hole Location Map
N
A DEPOSIT
B1 DEPOSIT
B2 DEPOSIT
Quartize
Garnetiferous Pelite
Graphitic Pelite
Pelite
Semipelite
WS Thrust Fault w/ cross structures
6374400 N
6374200 N
6374000 N
6373800 N
6373600 N
476400 E
476600 E
476800 E
477000 E
477200 E
477400 E
0 50 100 150 200
Metres
UTM Projection WGS 84-13N

December 2012

Source: Denison Mines Corp., 2012.

10 -

6

B2 DEPOSIT

www 050 100 150 200 rpacan Metres December 2012

UTM Projection WGS 84-13N

Source: Denison Mines Corp., 2012.

com

10-6

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DRILL HOLE SURVEYING

The collar locations of drill holes are spotted on a grid established in the field and collar sites are surveyed by differential base station GPS using the NAD83 UTM zone 13N reference datum. To date and in general, drilling of A Deposit and B Deposit has been conducted on a nominal drill hole grid spacing of 25 m northeast-southwest by 10 m northwest-southeast.

The trajectory of all drill holes is determined with a Reflex instrument in single point mode, which measures the dip and azimuth at 50 m intervals down the hole with an initial test taken six metres below the casing and a final measurement at the bottom of the hole. All mineralized and non-mineralized holes within the deposit are cemented from approximately 25 m below the mineralized zone to approximately 25 m above the zone.

RADIOMETRIC LOGGING OF DRILL HOLES

All drill holes on the Wheeler River Property are logged with a radiometric probe to measure the natural gamma radiation, from which an indirect estimate of uranium content can be made. Most of the data (80%) used for the Phoenix Mineral Resource estimate are obtained from chemical assays of the rock. The remainder of the data are derived from radiometric probe results – generally when poor drill core recovery prevents representative sampling for chemical assays.

RADIOMETRIC PROBING

Probing with a Mount Sopris gamma logging unit employing a triple gamma probe (2GHF-1000) was completed systematically on every drill hole. The 2GHF-1000 modified triple gamma probe measures natural gamma radiation using three different detectors: one 0.5 in by 1.5 in sodium iodide (NaI) crystal assembly and two Geiger Mueller (G-M) tubes installed above the NaI detector. These G-M tubes have been used successfully to determine grade in very high concentrations of U3O8. By utilizing three different detector sensitivities (the sensitivity of the detectors is very different from one detector to another), these probes can be used in both exploration and development projects across a wide spectrum of uranium grade. Accurate concentrations can be measured in uranium grades ranging from less than 0.1% to as high as 80% U3O8. Data are logged from all three detectors at a speed of 15 m/min down hole and 5 m/min up hole through the drill rods.

The radiometric or gamma probe measures gamma radiation which is emitted during the natural radioactive decay of uranium (U) and variations in the natural radioactivity originating from changes in concentrations of the trace element thorium (Th) as well as changes in concentration of the major rock forming element potassium (K).

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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Potassium decays into two stable isotopes (argon and calcium) which are no longer radioactive, and emits gamma rays with energies of 1.46 MeV. Uranium and thorium, however, decay into daughter- products which are unstable (i.e. radioactive). The decay of uranium forms a series of about a dozen radioactive elements in nature which finally decay to a stable isotope of lead. The decay of thorium forms a similar series of radioelements. As each radioelement in the series decays, it is accompanied by emissions of alpha or beta particles or gamma rays. The gamma rays have specific energies associated with the decaying radionuclide. The most prominent of the gamma rays in the uranium series originate from decay of 214Bi (bismuth), and in the thorium series from decay of 208TI (thallium).

The natural gamma measurement is made when a detector emits a pulse of light when struck by a gamma ray. This pulse of light is amplified by a photomultiplier tube, which outputs a current pulse which is known as “counts per second” or “cps”. The gamma probe is lowered to the bottom of a drill hole and data are recorded as the tool travels to the bottom and then is pulled back up to the surface. The current pulse is carried up a conductive cable and processed by a logging system computer which stores the raw gamma cps data.

Since the concentrations of these naturally occurring radioelements vary between different rock types, natural gamma ray logging provides an important tool for lithologic mapping and stratigraphic correlation. For example, in sedimentary rocks, sandstones can be easily distinguished from shales due to the low potassium content of the sandstones compared to the shales. The greatest value of the gamma ray log in uranium exploration, however, is in determining equivalent uranium grade.

The basis of the indirect uranium grade calculation (referred to as “eU3O8” for “equivalent U3O8”) is the sensitivity of the detector used in the probe which is the ratio of cps to known uranium grade and is referred to as the probe calibration factor. Each detector’s sensitivity is measured when it is first manufactured and is also periodically checked throughout the operating life of each probe against a known set of standard “test pits,” with various known grades of uranium mineralization or through empirical calculations. Application of the calibration factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 10-8

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Down hole total gamma data are subjected to a complex set of mathematical equations, taking into account the specific parameters of the probe used, speed of logging, size of bore hole, drilling fluids and presence or absence of any type of drill hole casing. The result is an indirect measurement of uranium content within the sphere of measurement of the gamma detector. A Denison in-house computer program known as GAMLOG converts the measured counts per second of the gamma rays into 10 cm increments of equivalent percent U3O8 (%eU3O8 ). GAMLOG is based on the Scott’s Algorithm developed by James Scott of the Atomic Energy Commission (AEC) in 1962 and is widely used in the industry.

The conversion coefficients for conversion of probe counts per second to %eU3O 8 equivalent uranium grades are based on the calibration results obtained at the Saskatchewan Research Council (SRC) uranium calibration pits (sodium iodide crystal) and empirical values developed in-house (Sweet and Petrie 2010) for the triple-gamma probe (Figure 10-2).

The Saskatchewan Research Council (SRC) down-hole probe calibration facilities are located in Saskatoon, SK. The calibration facilities test pits consist of four variably-mineralized holes, each approximately four meters thickness. The gamma probes are tested a minimum of four times per year, usually before and after both the winter and summer field seasons.

Drilling procedures, including collar surveying, down hole Reflex surveying and radiometric probing are standard industry practice.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 10-9

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Synthetic Total Count from SN3688-3818-GM-12
K-factor (%U3O8) = 60*e-5; Dead Time = 200 microseconds
with Sampled Assay Results to February 2012
vs Grade% U_3O_8

Grade % eU_3O_8
100.0
80.0
60.0
40.0
20.0
0.0
0
1000
2000
3000
4000
5000
Total Counts
3,475
3,741
3,535
3,450
3,475
3,430
3,190
3,481
3,327
2,832
3,160
2,710
2,865
2,214
2,700
2,975
2,500
2,738
2,800
1,610
1,659
2,375
1,590
2,225
564
610
SN3818
Assay

Figure 10-2

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Calibration Curve for Geiger-Mueller SN 3818 Probe

December 2012

10-10

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SAMPLING METHOD AND APPROACH

DRILL CORE HANDLING AND LOGGING PROCEDURES

At each drill site, core is removed from the core tube by the drill contractors and placed directly into three row NQ wooden core boxes with standard 1.5 m length (4.5 m total) or two row HQ wooden boxes with standard 1.5 m (3 m total). Individual drill runs are identified with small wooden blocks, onto which the depth in metres is recorded. Diamond drill core is transported at the end of each drill shift to an enclosed core-handling facility at Denison’s Wheeler River camp. The core handling procedures at the drill site are industry standard. Drill holes are logged at the Wheeler River camp core logging facilities by Denison personnel.

Before samples are taken for assay, the core is photographed, descriptively logged, measured for structures, surveyed with a scintillometer, and marked for sampling. Sampling of the holes for assay is guided by the observed geology, radiometric logs and readings from a hand-held scintillometer.

The general concept behind the scintillometer is similar to the gamma probe except the radiometric pulses are displayed on a scale on the instrument and the respective count rates are recorded manually by the technician logging the core or chips. The hand-held scintillometer provides quantitative data only and cannot be used to calculate uranium grades; however, it does allow the geologist to identify uranium mineralization in the core and to select intervals for geochemical sampling, as described below.

Scintillometer readings are taken throughout the hole as part of the logging process, usually at three metre intervals and are an average of the interval. In mineralized zones, where scintillometer readings are above five times background (roughly 500 cps depending on the scintillometer being used), readings are recorded over 10 cm intervals and tied to the run interval blocks. The scintillometer profile is then plotted on strip logs to compare and adjust the depth of the down-hole gamma logs. Core trays are marked with aluminum tags as well as felt marker.

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Technical Report NI 43-101 – December 31, 2012	Page 10-11

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DRILL CORE SAMPLING

Denison obtains assays for all the cored sections through mineralized intervals. All mineralized core is measured with a hand-held spectrometer, Radiation Solutions RS-120 Spectrometer, by removing each piece of drill core from the ambient background, noting the most pertinent reproducible result in counts per second (cps), and carefully returning it to its correct place in the core box. Any core registering over 500 cps is flagged for splitting and sent to the lab for assay. Early drill holes were sampled using variable intervals (0.2 m to 1.0 m), but after drill hole WR-253, were sampled using 0.5 m lengths. Barren samples are taken to flank both ends of mineralized intersections, with flank sample lengths at least 0.5 m on either end, but may be significantly more in areas with strong mineralization.

All core samples are split with a hand splitter according to 0.5 m sample intervals marked on the core. One-half of the core is returned to the core box for future reference and the other half is bagged, tagged, and sealed in a plastic bag. Bags of samples for geochemical or clay analyses are placed in large plastic pails and sealed for shipping. Bags of mineralized samples are sealed for shipping in metal or plastic pails depending on the radioactivity level.

Several types of samples are collected routinely from drill core at Phoenix. These include:

•	Systematic composite geochemical samples of both Athabasca sandstone and metamorphic basement rocks to characterize clay alteration and geochemical zoning associated with mineralization;

•	Selective grab samples and split-core intervals for geochemical quantification of geologically-interesting material and mineralized material;

•	Samples collected for determination of dry bulk density; and

•	Non-geochemical samples for determination of mineralogy to assess alteration patterns, lithology types, and mineralization characteristics.

Selective samples form a quantitative assessment of mineralization grade and associated elemental abundances, while the systematic and mineralogical samples are collected mainly for exploration purposes to determine patterns applicable to mineral exploration. These sampling types and approaches are typical for uranium exploration and definition drilling programs in the Athabasca Basin.

Denison collects a suite of samples from each drill hole for determining the content and distribution of trace elements, uranium, and clay minerals (alteration). For ICP-MS analysis (Section 13) from the collar to approximately 350 m, sandstone samples are collected at ten metre intervals, from 350 m to the unconformity, sandstone samples are collected on five meter intervals. In the basement, Denison samples on five meter intervals throughout. For ICP-OES analysis (Section 13), Denison samples on 0.5 m spacing through the mineralized zone. For the determination of clay alteration species in the sandstone column, Denison collects samples for analysis by a PIMA analyzer. Throughout the sandstone section, a two to three centimetre chip sample of core is collected every ten metres up to 350 m, then every five metres to the end of hole. Near the unconformity, the sample interval is shortened as needed. PIMA samples are also collected as needed throughout the altered basement rocks.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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The drill core handling and sampling protocols are standard in the industry.

CORE AND USE OF PROBE DATA

Grade determinations in mineralized rock rely primarily on chemical assays of drill core. Given the high rate of core recovery within the mineralized zone, chemical assays are reliable. Locally, core can be broken and blocky, but recovery is generally good with an average overall 89.65% recovery.

The mineralized zones (sandstones or basement), are moderately to strongly altered, and occasionally disrupted by fault breccias. Local intervals of up to five metres with less than 80% recovery have been encountered due to washouts during the drilling process. Where 80% or less of a composited interval is recovered during drilling (>20% core loss), or where no geochemical sampling has occurred across a mineralized interval, uranium grade determination has been supplemented by radiometric probing. Radiometric probe data accounts for approximately 20% of the drill holes used for the Mineral Resource estimate at Phoenix.

There are 1,589 U3O8 assay records totalling 788 m in the Phoenix A and B Deposits, Wheeler River project database. Of these, 1,345 U3O8 assay records totalling 666 m are in A Deposit and 244 U3O8 assay records totalling 122.0 m are in B Deposit.

Table 10-2 lists A Deposit and B Deposit drill hole intersections in terms of thickness, average grade, grade times thickness (GT), density, grade times density (GxD) and grade times thickness times density (GxTxD). Table 10-3 shows the same information for A and B Deposits drill hole intersections with grades greater than 1% U3O8.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 10-13

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TABLE 10-2 A DEPOSIT AND B DEPOSIT DRILL HOLE INTERSECTIONS

Denison Mines Corp. – Phoenix Deposits

Hole No.	From	To	Thick (m)	Grade (% U3O8)	GT	Cut-off (%)	Density	GxD	GxTxD
WR-249	406.40	409.00	2.60	0.999	2.598	0.05	2.289	2.288	5.948
WR-251	386.00	389.25	3.25	0.589	1.915	0.05	2.29	1.349	4.385
WR-251	393.20	394.20	1.00	0.061	0.061	0.05	2.291	0.140	0.140
WR-252	463.00	463.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-253	378.50	381.50	3.00	0.185	0.554	0.05	2.29	0.423	1.269
WR-253	383.50	384.50	1.00	0.162	0.162	0.05	2.29	0.370	0.370
WR-253	389.00	393.20	4.20	1.334	5.604	0.05	2.289	3.054	12.827
WR-253	395.20	397.20	2.00	0.478	0.956	0.05	2.29	1.095	2.189
WR-254	470.00	470.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-255	393.50	393.60	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-256	438.00	438.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-257	477.00	477.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-258	397.00	402.50	5.50	11.822	65.021	0.05	2.358	27.876	153.320
WR-259	397.00	403.00	6.00	13.381	80.285	0.05	2.381	31.860	191.158
WR-260	395.70	397.20	1.50	0.251	0.377	0.05	2.29	0.576	0.863
WR-260	399.70	400.70	1.00	0.065	0.065	0.05	2.291	0.150	0.150
WR-261	405.00	406.00	1.00	0.050	0.050	0.05	2.291	0.115	0.115
WR-261	407.50	415.00	7.50	1.733	13.000	0.05	2.288	3.966	29.744
WR-262	497.00	497.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-263	504.00	504.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-264A	399.40	402.10	2.70	0.481	1.300	0.05	2.29	1.103	2.977
WR-265	483.70	483.80	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-266	413.50	417.00	3.50	1.152	4.033	0.05	2.289	2.637	9.231
WR-267	405.00	408.50	3.50	19.963	69.872	0.05	2.518	50.268	175.936
WR-267	410.00	411.50	1.50	0.124	0.186	0.05	2.29	0.284	0.426
WR-268	409.50	414.00	4.50	9.259	41.666	0.05	2.327	21.546	96.957
WR-268	417.50	418.50	1.00	1.551	1.551	0.05	2.288	3.549	3.549
WR-269	408.25	409.75	1.50	9.094	13.640	1.00	2.325	21.142	31.714
WR-269	416.55	417.55	1.00	1.487	1.487	1.00	2.288	3.402	3.402
WR-270	376.00	377.00	1.00	0.965	0.965	0.05	2.289	2.208	2.208
WR-271	417.00	417.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-272	411.00	416.50	5.50	3.387	18.631	0.05	2.29	7.757	42.664
WR-273	405.00	411.00	6.00	62.605	375.630	0.05	4.872	305.012	1830.069
WR-273	413.00	414.00	1.00	0.058	0.058	0.05	2.291	0.132	0.132
WR-274	409.70	420.50	10.80	3.516	37.973	0.05	2.29	8.052	86.958
WR-274	423.50	426.40	2.90	0.260	0.755	0.05	2.29	0.596	1.729
WR-274	429.00	430.50	1.50	2.843	4.264	0.05	2.289	6.507	9.760
WR-274	433.00	435.50	2.50	0.061	0.153	0.05	2.291	0.140	0.350
WR-275	410.00	410.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-276	411.00	415.00	4.00	0.899	3.596	0.05	2.289	2.058	8.231
WR-276	418.50	420.50	2.00	0.368	0.736	0.05	2.29	0.842	1.684
WR-276	422.00	424.00	2.00	1.572	3.145	0.05	2.288	3.598	7.195
WR-277	462.00	462.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-278	503.00	503.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-279	494.00	495.00	1.00	0.072	0.072	0.05	2.291	0.164	0.164
WR-279	497.00	498.00	1.00	0.069	0.069	0.05	2.291	0.158	0.158
WR-279	520.00	521.00	1.00	0.141	0.141	0.05	2.29	0.322	0.322
WR-279	540.00	541.00	1.00	0.059	0.059	0.05	2.291	0.135	0.135
WR-280	444.00	444.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-281	404.50	408.50	4.00	1.072	4.288	0.05	2.289	2.454	9.815
WR-281	410.00	411.00	1.00	0.052	0.052	0.05	2.291	0.119	0.119
WR-281	414.20	415.20	1.00	0.055	0.055	0.05	2.291	0.126	0.126
WR-281	417.20	418.20	1.00	0.346	0.346	0.05	2.29	0.792	0.792
WR-282	486.00	486.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-283	396.95	403.35	6.40	0.201	1.284	0.05	2.29	0.459	2.940
WR-283	413.75	414.75	1.00	0.055	0.055	0.05	2.291	0.125	0.125
WR-283	420.55	421.55	1.00	0.092	0.092	0.05	2.291	0.211	0.211
WR-285	386.00	388.00	2.00	0.236	0.472	0.05	2.29	0.540	1.080
WR-286	398.50	409.00	10.50	14.405	151.252	0.05	2.399	34.558	362.855
WR-286	410.50	412.00	1.50	0.284	0.426	0.05	2.29	0.650	0.976
WR-286	413.00	414.00	1.00	0.056	0.056	0.05	2.291	0.127	0.127
WR-287	402.95	410.45	7.50	32.301	242.255	1.00	2.937	94.867	711.503
WR-288	399.15	402.25	3.10	0.157	0.488	0.05	2.29	0.361	1.118
WR-289A	499.70	499.80	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-290	399.00	409.00	10.00	4.203	42.027	0.05	2.292	9.633	96.326
WR-290	415.00	416.50	1.50	1.944	2.916	0.05	2.288	4.447	6.671

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 10-14

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Hole No.	From	To	Thick (m)	Grade (% U3O8)	GT	Cut-off (%)	Density	GxD	GxTxD
WR-291A	392.50	395.50	3.00	10.347	31.040	0.05	2.339	24.201	72.602
WR-292	398.00	405.50	7.50	4.949	37.116	0.05	2.295	11.357	85.181
WR-293	417.50	419.00	1.50	0.511	0.766	0.05	2.29	1.170	1.754
WR-294	398.05	399.75	1.70	10.459	17.780	1.00	2.34	24.474	41.606
WR-295	391.25	394.95	3.70	1.106	4.093	0.05	2.289	2.532	9.370
WR-295	399.75	400.75	1.00	0.251	0.251	0.05	2.29	0.575	0.575
WR-296	531.00	531.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-297	410.35	412.05	1.70	0.147	0.250	0.05	2.29	0.336	0.572
WR-298A	483.00	483.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-299	400.50	406.00	5.50	10.202	56.111	0.05	2.337	23.842	131.131
WR-299	411.50	414.00	2.50	0.316	0.790	0.05	2.29	0.724	1.810
WR-299	439.00	441.00	2.00	0.067	0.134	0.05	2.291	0.154	0.308
WR-300	407.50	423.50	16.00	7.288	116.615	0.05	2.309	16.829	269.264
WR-301	405.00	413.50	8.50	1.918	16.299	0.05	2.288	4.387	37.292
WR-302	406.00	414.50	8.50	9.087	77.244	0.05	2.325	21.128	179.591
WR-303	435.00	435.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-304	459.00	459.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-305	402.00	408.50	6.50	31.674	205.881	0.05	2.911	92.203	599.318
WR-305	410.50	416.50	6.00	1.444	8.667	0.05	2.289	3.306	19.838
WR-305	420.00	421.00	1.00	0.415	0.415	0.05	2.29	0.949	0.949
WR-306	406.50	414.00	7.50	33.246	249.344	0.05	2.978	99.006	742.545
WR-306	421.50	422.50	1.00	2.320	2.320	0.05	2.289	5.310	5.310
WR-307	462.00	462.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-308	404.50	406.50	2.00	2.152	4.303	0.05	2.288	4.923	9.845
WR-309A	516.00	516.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-310	495.80	495.90	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-311	400.50	401.50	1.00	0.066	0.066	0.05	2.291	0.152	0.152
WR-311	402.50	409.00	6.50	6.879	44.712	0.05	2.306	15.862	103.106
WR-312	537.00	537.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-313	432.00	432.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-314	#N/A	#N/A	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-315	452.70	452.80	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-316	570.90	571.00	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-317	#N/A	#N/A	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-318	400.40	413.40	13.00	6.249	81.232	0.05	2.302	14.384	186.997
WR-318	415.40	421.40	6.00	0.426	2.554	0.05	2.29	0.975	5.850
WR-318	432.00	433.50	1.50	0.210	0.316	0.05	2.29	0.482	0.722
WR-318	435.50	437.50	2.00	0.148	0.296	0.05	2.29	0.339	0.678
WR-319	#N/A	#N/A	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-320	546.40	546.50	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-321	471.00	471.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-322	#N/A	#N/A	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-323	516.00	516.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-324	485.60	485.70	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-325	529.05	531.55	2.50	0.094	0.235	0.05	2.291	0.215	0.539
WR-326	423.00	423.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-327	401.50	409.00	7.50	1.962	14.712	0.05	2.288	4.488	33.662
WR-328	371.50	373.00	1.50	3.352	5.029	0.05	2.29	7.677	11.515
WR-328	374.50	375.50	1.00	0.514	0.514	0.05	2.29	1.177	1.177
WR-328	377.50	379.00	1.50	0.311	0.467	0.05	2.29	0.713	1.069
WR-328	380.00	381.00	1.00	0.068	0.068	0.05	2.291	0.155	0.155
WR-329	397.05	400.25	3.20	0.230	0.737	0.05	2.29	0.528	1.688
WR-329	409.35	411.15	1.80	0.220	0.396	0.05	2.29	0.504	0.908
WR-330	402.50	406.50	4.00	1.092	4.370	0.05	2.289	2.501	10.002
WR-331	463.70	463.80	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-332	415.35	416.35	1.00	0.070	0.070	0.05	2.291	0.160	0.160
WR-333	397.40	403.40	6.00	14.565	87.390	0.05	2.401	34.970	209.822
WR-334	407.00	412.50	5.50	6.561	36.085	0.05	2.304	15.116	83.141
WR-334	414.00	417.00	3.00	0.540	1.621	0.05	2.29	1.237	3.712
WR-334	419.50	422.50	3.00	0.705	2.114	0.05	2.289	1.613	4.838
WR-335	402.00	404.50	2.50	4.914	12.285	0.05	2.295	11.277	28.193
WR-335	406.00	407.50	1.50	0.769	1.154	0.05	2.289	1.760	2.640
WR-335	409.50	410.50	1.00	0.325	0.325	0.05	2.29	0.743	0.743
WR-336	335.25	336.25	1.00	0.054	0.054	0.05	2.291	0.124	0.124
WR-337	411.65	413.85	2.20	0.129	0.284	0.05	2.29	0.296	0.650
WR-338	489.00	489.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-339	456.00	456.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-340	435.00	435.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-341A	401.00	402.00	1.00	0.351	0.351	0.05	2.29	0.803	0.803
WR-342	406.00	416.00	10.00	12.409	124.085	0.05	2.366	29.359	293.586

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 10-15

www.rpacan.com

Hole No.	From	To	Thick (m)	Grade (% U3O8)	GT	Cut-off (%)	Density	GxD	GxTxD
WR-343	407.00	408.00	1.00	0.050	0.050	0.05	2.291	0.115	0.115
WR-343	409.50	415.50	6.00	7.449	44.696	0.05	2.31	17.208	103.247
WR-344	400.00	404.50	4.50	1.365	6.142	0.05	2.289	3.124	14.059
WR-345	402.00	407.00	5.00	16.219	81.094	0.05	2.433	39.460	197.302
WR-345	409.50	411.00	1.50	2.513	3.770	0.05	2.289	5.753	8.630
WR-345	429.00	430.00	1.00	0.108	0.108	0.05	2.291	0.248	0.248
WR-345	435.00	436.00	1.00	0.069	0.069	0.05	2.291	0.157	0.157
WR-346	403.80	405.80	2.00	0.380	0.761	0.05	2.29	0.871	1.742
WR-346	408.30	409.30	1.00	0.942	0.942	0.05	2.289	2.155	2.155
WR-347	398.60	405.10	6.50	5.445	35.390	0.05	2.297	12.506	81.291
WR-348	389.00	396.00	7.00	4.874	34.117	0.05	2.295	11.186	78.299
WR-349	402.30	403.30	1.00	0.392	0.392	0.05	2.29	0.898	0.898
WR-350	432.00	432.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-351	387.00	389.50	2.50	6.147	15.367	0.05	2.301	14.144	35.360
WR-352	425.30	425.40	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-353	382.10	383.10	1.00	0.066	0.066	0.05	2.291	0.150	0.150
WR-353	385.00	386.50	1.50	1.104	1.656	0.05	2.289	2.526	3.789
WR-354	410.00	411.50	1.50	0.124	0.187	0.05	2.29	0.285	0.428
WR-355	483.00	483.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-356	633.00	633.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-363	552.00	552.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-366	396.50	404.50	8.00	0.349	2.789	0.05	2.29	0.798	6.388
WR-366	405.00	406.00	1.00	0.054	0.054	0.05	2.291	0.123	0.123
WR-366	409.00	410.00	1.00	0.266	0.266	0.05	2.29	0.609	0.609
WR-366	413.00	414.00	1.00	0.075	0.075	0.05	2.291	0.173	0.173
WR-369	398.40	401.40	3.00	0.255	0.765	0.05	2.29	0.584	1.752
WR-369	404.80	413.30	8.50	0.552	4.696	0.05	2.29	1.265	10.753
WR-369	427.00	428.00	1.00	0.149	0.149	0.05	2.29	0.341	0.341
WR-373	474.00	474.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-376	393.00	401.50	8.50	12.309	104.625	0.05	2.365	29.110	247.438
WR-376	413.50	414.50	1.00	0.085	0.085	0.05	2.291	0.194	0.194
WR-376	429.50	430.50	1.00	0.110	0.110	0.05	2.291	0.251	0.251
WR-379	412.45	413.45	1.00	0.061	0.061	0.05	2.291	0.141	0.141
WR-382A	600.00	600.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-383	393.00	395.00	2.00	3.006	6.012	0.05	2.289	6.881	13.762
WR-383	399.40	400.40	1.00	0.121	0.121	0.05	2.29	0.277	0.277
WR-383	410.00	412.00	2.00	1.111	2.222	0.05	2.289	2.543	5.085
WR-384	444.00	444.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-389	403.85	405.05	1.20	0.372	0.447	0.05	2.29	0.852	1.022
WR-389	406.75	408.15	1.40	0.058	0.081	0.05	2.291	0.132	0.185
WR-390	627.00	627.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-392	407.00	408.00	1.00	2.190	2.190	0.05	2.288	5.011	5.011
WR-392	409.50	410.50	1.00	0.115	0.115	0.05	2.291	0.263	0.263
WR-393	407.00	408.00	1.00	0.052	0.052	0.05	2.291	0.119	0.119
WR-395	400.00	404.00	4.00	0.926	3.706	0.05	2.289	2.121	8.483
WR-396	396.65	397.65	1.00	0.051	0.051	0.05	2.291	0.116	0.116
WR-396	451.65	452.65	1.00	0.058	0.058	0.05	2.291	0.134	0.134
WR-397	480.00	480.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-399	402.55	405.25	2.70	2.655	7.168	0.05	2.289	6.077	16.408
WR-400	471.50	471.60	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-401	404.55	412.95	8.40	38.484	323.262	1.00	3.227	124.187	1043.167
WR-402	403.85	405.25	1.40	5.502	7.703	1.00	2.298	12.644	17.702
WR-403	394.50	413.00	18.50	14.959	276.738	0.05	2.409	36.036	666.661
WR-403	417.00	418.50	1.50	0.151	0.227	0.05	2.29	0.347	0.520
WR-404	414.00	417.50	3.50	4.166	14.582	0.05	2.292	9.549	33.422
WR-405	391.50	396.00	4.50	12.216	54.974	0.05	2.364	28.880	129.959
WR-405	399.50	400.50	1.00	0.056	0.056	0.05	2.291	0.129	0.129
WR-405	405.50	408.50	3.00	1.998	5.995	0.05	2.288	4.572	13.716
WR-407	486.00	486.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-408	393.00	396.00	3.00	2.059	6.178	0.05	2.288	4.712	14.135
WR-408	408.50	410.00	1.50	3.710	5.566	0.05	2.291	8.500	12.751
WR-409	402.00	403.00	1.00	0.599	0.599	0.05	2.289	1.371	1.371
WR-409	405.00	414.00	9.00	8.309	74.784	0.05	2.318	19.261	173.349
WR-410A	492.00	492.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-411	396.00	399.00	3.00	0.345	1.034	0.05	2.29	0.789	2.367
WR-411	406.00	407.00	1.00	0.764	0.764	0.05	2.289	1.748	1.748
WR-411	414.50	415.50	1.00	0.438	0.438	0.05	2.29	1.002	1.002
WR-411	434.50	435.50	1.00	0.218	0.218	0.05	2.29	0.499	0.499
WR-413	400.00	406.50	6.50	5.717	37.162	0.05	2.299	13.144	85.436
WR-413	409.50	410.50	1.00	0.087	0.087	0.05	2.291	0.199	0.199

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 10-16

www.rpacan.com

Hole No.	From	To	Thick (m)	Grade (% U3O8)	GT	Cut-off (%)	Density	GxD	GxTxD
WR-414	423.00	423.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-415	394.00	398.00	4.00	0.584	2.335	0.05	2.29	1.337	5.347
WR-415	399.50	402.50	3.00	0.858	2.573	0.05	2.289	1.963	5.888
WR-417	389.50	406.00	16.50	2.051	33.834	0.05	2.288	4.692	77.412
WR-417	410.50	419.00	8.50	0.310	2.631	0.05	2.29	0.709	6.026
WR-418	528.00	528.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-419	392.50	398.50	6.00	14.139	84.837	0.05	2.394	33.850	203.099
WR-419	407.50	409.50	2.00	3.056	6.112	0.05	2.289	6.995	13.989
WR-420	409.85	412.15	2.30	0.197	0.454	0.05	2.29	0.452	1.040
WR-420	461.65	463.25	1.60	0.059	0.095	0.05	2.291	0.136	0.217
WR-420	465.25	466.25	1.00	0.057	0.057	0.05	2.291	0.130	0.130
WR-420	481.15	483.55	2.40	0.114	0.273	0.05	2.291	0.260	0.624
WR-420	488.35	492.05	3.70	0.118	0.435	0.05	2.291	0.269	0.996
WR-420	515.45	516.45	1.00	0.116	0.116	0.05	2.291	0.266	0.266
WR-420	520.95	522.65	1.70	0.300	0.510	0.05	2.29	0.687	1.167
WR-421	391.50	396.00	4.50	12.586	56.636	0.05	2.369	29.816	134.171
WR-422	393.00	396.50	3.50	0.290	1.014	0.05	2.29	0.664	2.322
WR-422	409.50	411.50	2.00	0.163	0.327	0.05	2.29	0.374	0.748
WR-422	433.00	436.00	3.00	0.173	0.518	0.05	2.29	0.396	1.187
WR-423	474.00	474.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-424	747.00	747.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-425	402.35	403.35	1.00	0.077	0.077	0.05	2.291	0.176	0.176
WR-425	416.45	417.45	1.00	0.054	0.054	0.05	2.291	0.124	0.124
WR-425	420.65	421.65	1.00	0.064	0.064	0.05	2.291	0.146	0.146
WR-425	472.05	473.55	1.50	0.189	0.283	0.05	2.29	0.433	0.649
WR-426	459.00	459.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-427	414.45	415.45	1.00	0.654	0.654	0.05	2.289	1.498	1.498
WR-427	444.25	445.55	1.30	0.153	0.199	0.05	2.29	0.350	0.455
WR-427	449.25	450.25	1.00	0.067	0.067	0.05	2.291	0.154	0.154
WR-427	501.45	502.45	1.00	0.053	0.053	0.05	2.291	0.122	0.122
WR-428	385.15	386.95	1.80	0.082	0.148	0.05	2.291	0.188	0.339
WR-428	401.35	402.35	1.00	0.126	0.126	0.05	2.29	0.289	0.289
WR-429	440.35	441.35	1.00	0.051	0.051	0.05	2.291	0.118	0.118
WR-429	457.05	461.15	4.10	0.146	0.600	0.05	2.29	0.335	1.374
WR-429	462.05	463.05	1.00	0.059	0.059	0.05	2.291	0.135	0.135
WR-429	480.15	481.15	1.00	0.052	0.052	0.05	2.291	0.118	0.118
WR-429	533.95	534.95	1.00	0.055	0.055	0.05	2.291	0.126	0.126
WR-429	568.05	569.05	1.00	0.064	0.064	0.05	2.291	0.146	0.146
WR-430	406.55	408.05	1.50	0.102	0.154	0.05	2.291	0.235	0.352
WR-430	410.55	411.75	1.20	0.116	0.139	0.05	2.291	0.265	0.318
WR-430	414.15	418.95	4.80	0.082	0.392	0.05	2.291	0.187	0.899
WR-430	420.55	422.25	1.70	0.076	0.129	0.05	2.291	0.174	0.296
WR-430	424.75	425.75	1.00	0.054	0.054	0.05	2.291	0.123	0.123
WR-430	427.55	428.55	1.00	0.066	0.066	0.05	2.291	0.151	0.151
WR-430	504.15	506.55	2.40	0.137	0.329	0.05	2.29	0.314	0.752
WR-430	511.25	512.25	1.00	0.057	0.057	0.05	2.291	0.130	0.130
WR-431	385.50	387.50	2.00	0.727	1.454	0.05	2.289	1.664	3.329
WR-432	567.00	567.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-433	468.00	468.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-434	520.00	520.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-435	410.05	414.95	4.90	25.772	126.284	1.00	2.689	69.302	339.577
WR-436	570.00	570.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-437	408.25	412.85	4.60	21.972	101.071	1.00	2.572	56.512	259.954
WR-438	407.85	408.85	1.00	4.194	4.194	1.00	2.292	9.613	9.613
WR-439	462.00	462.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-442	506.00	506.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-443	431.20	431.30	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-444	400.00	401.00	1.00	0.193	0.193	0.05	2.29	0.443	0.443
WR-445	489.90	490.00	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-446	404.20	405.70	1.50	0.227	0.340	0.05	2.29	0.520	0.779
WR-446	410.20	411.70	1.50	1.316	1.974	0.05	2.289	3.012	4.518
WR-447	394.60	400.90	6.30	0.679	4.280	0.05	2.289	1.555	9.797
WR-447	407.00	408.00	1.00	0.262	0.262	0.05	2.29	0.600	0.600
WR-447	416.10	417.10	1.00	0.191	0.191	0.05	2.29	0.437	0.437
WR-448A	429.00	429.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-449A	407.00	410.00	3.00	0.213	0.639	0.05	2.29	0.487	1.462
WR-450	412.00	413.00	1.00	0.128	0.128	0.05	2.29	0.293	0.293
WR-451	408.50	411.00	2.50	0.091	0.228	0.05	2.291	0.209	0.521
WR-452	452.40	452.50	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-453	507.00	507.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 10-17

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Hole No.	From	To	Thick (m)	Grade (% U3O8)	GT	Cut-off (%)	Density	GxD	GxTxD
WR-454	396.60	402.10	5.50	0.432	2.376	0.05	2.29	0.989	5.440
WR-454	403.40	408.40	5.00	0.762	3.812	0.05	2.289	1.745	8.726
WR-454	411.80	415.80	4.00	0.233	0.932	0.05	2.29	0.534	2.134
WR-454	417.30	418.30	1.00	0.072	0.072	0.05	2.291	0.165	0.165
WR-455	399.75	400.75	1.00	0.117	0.117	0.05	2.291	0.269	0.269
WR-456	394.85	395.85	1.00	0.067	0.067	0.05	2.291	0.154	0.154
WR-457	384.00	387.50	3.50	0.685	2.396	0.05	2.289	1.567	5.484
WR-458	411.00	414.00	3.00	1.176	3.529	0.05	2.289	2.692	8.077
WR-460	384.50	388.00	3.50	0.151	0.530	0.05	2.29	0.347	1.213
WR-461	483.00	483.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-462	516.00	516.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-463	397.05	398.05	1.00	0.067	0.067	0.05	2.291	0.153	0.153
WR-464	447.00	447.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-465	429.00	429.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-466	456.00	456.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-467	396.00	397.50	1.50	0.736	1.105	0.05	2.289	1.685	2.528
WR-468	465.00	465.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-469	396.45	401.55	5.10	0.471	2.400	0.05	2.29	1.078	5.496
WR-470	397.80	399.30	1.50	1.094	1.641	0.05	2.289	2.504	3.756
WR-471	394.35	395.35	1.00	0.172	0.172	0.05	2.29	0.393	0.393
WR-472	474.00	474.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-473	459.00	459.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-474	393.25	397.65	4.40	18.366	80.812	1.00	2.479	45.530	200.332
WR-475A	392.35	393.35	1.00	0.052	0.052	0.05	2.291	0.120	0.120
WR-478	400.35	402.15	1.80	7.999	14.398	1.00	2.315	18.517	33.330
WR-479	396.25	398.25	2.00	0.274	0.549	0.05	2.29	0.628	1.256
WR-479	405.35	406.35	1.00	0.101	0.101	0.05	2.291	0.230	0.230
WR-481	459.00	459.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000
WR-482	414.00	414.10	0.00	0.000	0.000	0.00	2.291	0.000	0.000

TABLE 10-3 A DEPOSIT AND B DEPOSIT DRILL HOLE INTERSECTIONS WITH

GRADES>1.0% U3O8

Denison Mines Corp. – Phoenix Deposits

Hole No.	From	To	Thickness (m)	Grade (% U3O8)	GT	Cut-off (%)	Density	GxD	GxTxD
WR-273	405.00	411.00	6.00	62.605	375.630	0.05	4.872	305.012	1830.069
WR-401	404.55	412.95	8.40	38.484	323.262	1.00	3.227	124.187	1043.167
WR-306	406.50	414.00	7.50	33.246	249.344	0.05	2.978	99.006	742.545
WR-287	402.95	410.45	7.50	32.301	242.255	1.00	2.937	94.867	711.503
WR-305	402.00	408.50	6.50	31.674	205.881	0.05	2.911	92.203	599.318
WR-435	410.05	414.95	4.90	25.772	126.284	1.00	2.689	69.302	339.577
WR-437	408.25	412.85	4.60	21.972	101.071	1.00	2.572	56.512	259.954
WR-267	405.00	408.50	3.50	19.963	69.872	0.05	2.518	50.268	175.936
WR-474	393.25	397.65	4.40	18.366	80.812	1.00	2.479	45.530	200.332
WR-345	402.00	407.00	5.00	16.219	81.094	0.05	2.433	39.460	197.302
WR-403	394.50	413.00	18.50	14.959	276.738	0.05	2.409	36.036	666.661
WR-333	397.40	403.40	6.00	14.565	87.390	0.05	2.401	34.970	209.822
WR-286	398.50	409.00	10.50	14.405	151.252	0.05	2.399	34.558	362.855
WR-419	392.50	398.50	6.00	14.139	84.837	0.05	2.394	33.850	203.099
WR-259	397.00	403.00	6.00	13.381	80.285	0.05	2.381	31.860	191.158
WR-421	391.50	396.00	4.50	12.586	56.636	0.05	2.369	29.816	134.171
WR-342	406.00	416.00	10.00	12.409	124.085	0.05	2.366	29.359	293.586
WR-376	393.00	401.50	8.50	12.309	104.625	0.05	2.365	29.110	247.438
WR-405	391.50	396.00	4.50	12.216	54.974	0.05	2.364	28.880	129.959
WR-258	397.00	402.50	5.50	11.822	65.021	0.05	2.358	27.876	153.320
WR-294	398.05	399.75	1.70	10.459	17.780	1.00	2.34	24.474	41.606
WR-291A	392.50	395.50	3.00	10.347	31.040	0.05	2.339	24.201	72.602
WR-299	400.50	406.00	5.50	10.202	56.111	0.05	2.337	23.842	131.131
WR-268	409.50	414.00	4.50	9.259	41.666	0.05	2.327	21.546	96.957
WR-269	408.25	409.75	1.50	9.094	13.640	1.00	2.325	21.142	31.714
WR-302	406.00	414.50	8.50	9.087	77.244	0.05	2.325	21.128	179.591
WR-409	405.00	414.00	9.00	8.309	74.784	0.05	2.318	19.261	173.349
WR-478	400.35	402.15	1.80	7.999	14.398	1.00	2.315	18.517	33.330
WR-343	409.50	415.50	6.00	7.449	44.696	0.05	2.31	17.208	103.247
WR-300	407.50	423.50	16.00	7.288	116.615	0.05	2.309	16.829	269.264
WR-311	402.50	409.00	6.50	6.879	44.712	0.05	2.306	15.862	103.106

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 10-18

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Hole No.	From	To	Thickness (m)	Grade (% U3O8)	GT	Cut-off (%)	Density	GxD	GxTxD
WR-334	407.00	412.50	5.50	6.561	36.085	0.05	2.304	15.116	83.141
WR-318	400.40	413.40	13.00	6.249	81.232	0.05	2.302	14.384	186.997
WR-351	387.00	389.50	2.50	6.147	15.367	0.05	2.301	14.144	35.360
WR-413	400.00	406.50	6.50	5.717	37.162	0.05	2.299	13.144	85.436
WR-402	403.85	405.25	1.40	5.502	7.703	1.00	2.298	12.644	17.702
WR-347	398.60	405.10	6.50	5.445	35.390	0.05	2.297	12.506	81.291
WR-292	398.00	405.50	7.50	4.949	37.116	0.05	2.295	11.357	85.181
WR-335	402.00	404.50	2.50	4.914	12.285	0.05	2.295	11.277	28.193
WR-348	389.00	396.00	7.00	4.874	34.117	0.05	2.295	11.186	78.299
WR-290	399.00	409.00	10.00	4.203	42.027	0.05	2.292	9.633	96.326
WR-438	407.85	408.85	1.00	4.194	4.194	1.00	2.292	9.613	9.613
WR-404	414.00	417.50	3.50	4.166	14.582	0.05	2.292	9.549	33.422
WR-408	408.50	410.00	1.50	3.710	5.566	0.05	2.291	8.500	12.751
WR-274	409.70	420.50	10.80	3.516	37.973	0.05	2.29	8.052	86.958
WR-272	411.00	416.50	5.50	3.387	18.631	0.05	2.29	7.757	42.664
WR-328	371.50	373.00	1.50	3.352	5.029	0.05	2.29	7.677	11.515
WR-419	407.50	409.50	2.00	3.056	6.112	0.05	2.289	6.995	13.989
WR-383	393.00	395.00	2.00	3.006	6.012	0.05	2.289	6.881	13.762
WR-274	429.00	430.50	1.50	2.843	4.264	0.05	2.289	6.507	9.760
WR-399	402.55	405.25	2.70	2.655	7.168	0.05	2.289	6.077	16.408
WR-345	409.50	411.00	1.50	2.513	3.770	0.05	2.289	5.753	8.630
WR-306	421.50	422.50	1.00	2.320	2.320	0.05	2.289	5.310	5.310
WR-392	407.00	408.00	1.00	2.190	2.190	0.05	2.288	5.011	5.011
WR-308	404.50	406.50	2.00	2.152	4.303	0.05	2.288	4.923	9.845
WR-408	393.00	396.00	3.00	2.059	6.178	0.05	2.288	4.712	14.135
WR-417	389.50	406.00	16.50	2.051	33.834	0.05	2.288	4.692	77.412
WR-405	405.50	408.50	3.00	1.998	5.995	0.05	2.288	4.572	13.716
WR-327	401.50	409.00	7.50	1.962	14.712	0.05	2.288	4.488	33.662
WR-290	415.00	416.50	1.50	1.944	2.916	0.05	2.288	4.447	6.671
WR-301	405.00	413.50	8.50	1.918	16.299	0.05	2.288	4.387	37.292
WR-261	407.50	415.00	7.50	1.733	13.000	0.05	2.288	3.966	29.744
WR-276	422.00	424.00	2.00	1.572	3.145	0.05	2.288	3.598	7.195
WR-268	417.50	418.50	1.00	1.551	1.551	0.05	2.288	3.549	3.549
WR-269	416.55	417.55	1.00	1.487	1.487	1.00	2.288	3.402	3.402
WR-305	410.50	416.50	6.00	1.444	8.667	0.05	2.289	3.306	19.838
WR-344	400.00	404.50	4.50	1.365	6.142	0.05	2.289	3.124	14.059
WR-253	389.00	393.20	4.20	1.334	5.604	0.05	2.289	3.054	12.827
WR-446	410.20	411.70	1.50	1.316	1.974	0.05	2.289	3.012	4.518
WR-458	411.00	414.00	3.00	1.176	3.529	0.05	2.289	2.692	8.077
WR-266	413.50	417.00	3.50	1.152	4.033	0.05	2.289	2.637	9.231
WR-383	410.00	412.00	2.00	1.111	2.222	0.05	2.289	2.543	5.085
WR-295	391.25	394.95	3.70	1.106	4.093	0.05	2.289	2.532	9.370
WR-353	385.00	386.50	1.50	1.104	1.656	0.05	2.289	2.526	3.789
WR-470	397.80	399.30	1.50	1.094	1.641	0.05	2.289	2.504	3.756
WR-330	402.50	406.50	4.00	1.092	4.370	0.05	2.289	2.501	10.002
WR-281	404.50	408.50	4.00	1.072	4.288	0.05	2.289	2.454	9.815

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 10-19

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

As described in Section 10 Drilling, core from the Phoenix Deposits is photographed, logged, marked for sampling, split, bagged, and sealed for shipment by Denison personnel at their field logging facility. All samples for assay or geochemical analyses are sent to the Saskatchewan Research Council Geoanalytical Laboratories (SRC) in Saskatoon, SK. Samples for clay analyses are sent to Rekasa Rocks Inc., in Saskatoon. All samples for geochemical or clay analyses are shipped to Saskatoon by airfreight or ground transport. All samples for U3 O8 assays are transported by land to the SRC lab by Denison personnel. SRC performs sample preparation on all samples submitted to them. There is no sample preparation involved for the samples sent for clay analyses.

The following sections are copied or paraphrased from the September 22, 2010 SRC Sample Report to Denison and from SRC 2009 documentation.

SAMPLE PREPARATION AND ANALYTICAL PROCEDURES

SAMPLE RECEIVING

Samples are received at the site as either dangerous goods (qualified Transport of Dangerous goods (TDG) personnel required) or as exclusive use only samples (no radioactivity documentation attached). On arrival, samples are assigned an SRC group number and are entered into the Laboratory Information Management System (LIMS).

All received sample information is verified by sample receiving personnel: sample numbers, number of pails, sample type/matrix, condition of samples, request for analysis, etc. The samples are then sorted by radioactivity level. A sample receipt and sample list is then generated and e-mailed to the appropriate authorized personnel at Denison. Denison is notified if there are any discrepancies between the paperwork and samples received.

SAMPLE SORTING

To ensure that there is no cross contamination between sandstone and basement, non-mineralized, low level, and high-level mineralized samples, they are sorted by their matrix and radioactivity level. Samples are firstly sorted in their group into matrix type (sandstone and basement/mineralized).

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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Then the samples are checked for their radioactivity levels. Using a Radioactivity Detector System, the samples are classified into one of the following levels:

•	“Red Line” (minimal radioactivity) <500 counts/second

•	“1 Dot” 500 – 1,999 counts/second

•	“2 Dots” 2000 – 2,999 counts/second

•	“3 Dots” 3000 – 3,999 counts/second

•	“4 Dots” 4000 – 4,999 counts/second

•	“UR” (unreadable) >5,000 counts/second

The samples are then sorted into ascending sample numerical order and transferred to their matrix designated drying oven.

SAMPLE PREPARATION

After the drying process is complete, “Red line” and “1 dot” samples are sent for further processing (crushing and grinding) in the main SRC laboratory. This is done in the Basement preparation area. All radioactive samples at “2 dots” or higher are sent to a secure radioactive facility at SRC for the same sample preparation. Plastic snap top vials are labelled according to sample numbers and sent with the samples to the appropriate crushing room. All highly radioactive materials are kept in a radioactive bunker until they can be transported by TDG trained individuals to the radioactivity facility for processing.

Rock samples are jaw crushed to 60% passing -2 mm, Samples are placed into the crusher (one at a time) and the crushed material is put through a splitter. The operator ensures that the distribution of the material is even so there is no bias in the sampling. One portion of the material is placed into the plastic snap top vial and the other is put in the sample bag (reject). The first sample from each group will be checked for crushing efficiency by screening the vial of rock through a 2 mm screen. A calculation is then carried out to ensure that 60% of the material is -2 mm. If the quality control (QC) check fails the crushing is redone and checked for crushing efficiency; if it still fails the QC department is notified and corrective action is taken.

The crusher, crusher catch pan, splitter, and splitter catch pan is cleaned between each sample using compressed air.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 11-2

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The reject material is returned to its original sample bag and archived in a plastic pail with the appropriate group number marked on the outside of the pail. The vials of material are then sent to grinding; each vial of material is placed in pots (six pots per grind) and ground for two minutes. The material is then returned to the vials. The operator then shakes the vial to check the fineness of the material by looking for visible grains and listening for rattling. The sample is then screened through a 106 µm sieve, using water. The sample is then dried and weighed, to pass the grinding efficiency QC there must be over 90% of the material at -106 µm. The material is then transferred to a labelled plastic snap top vial.

The pots are cleaned out with silica sand and blown out with compressed air at the start of each group. In the radioactive facility the pots are cleaned with water. Once sample pulps are generated they are then returned to the main laboratory to be chemically processed prior to analysis. All containers are identified with sample information and their radioactivity status at all times. When the preparation is completed the radioactive pulps are then returned to a secure radioactive bunker, until they can be transported back to the radioactive facility. All rejected sample material not involved in the grinding process is returned to the original sample container. All highly radioactive materials are stored in secure radioactive designated areas.

Sample preparation methods for the samples used in the Phoenix Mineral Resource estimate meet or exceed industry standards.

ANALYTICAL METHODS

METHOD: ICP1-URANIUM MULTI-ELEMENT EXPLORATION ANALYSIS BY ICP-OES

Method Summary: In ICP-OES analysis, the atomized sample material is ionized and the ions then emit light (photons) of a characteristic wavelength for each element, which is recorded by optical spectrometers. Calibrations against standard materials allow this technique to provide a quantitative geochemical analysis.

The analytical package includes 62 analytes (46 total digestion, 16 partial digestion), with nine analytes being analyzed for both partial and total digestions (Ag, Co, Cu, Mo, Ni, Pb, U, V, and Zn) plus boron. These samples are also sometimes analyzed for Au by fire assay means.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 11-3

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Partial Digestion: An aliquot of pulp is digested in a digestion tube in a mixture of HNO3:HCl, in a hot water bath for approximately one hour, then diluted to 15 mL using deionized water.

Total Digestion: An aliquot of pulp is digested to dryness in a hot block digestor system using a mixture of concentrated HF:HNO3:HClO4. The residue is dissolved in 15 ml of dilute HNO3.

METHOD: U3O8 WT% ASSAY—THE DETERMINATION OF U3O8 WT% IN SOLID SAMPLES BY ICP-OES

Method Summary: When ICP1 U values are >=1000 ppm sample pulps are re-assayed for U3O8 using SRC’s ISO/IEC 17025:2005-accredited U3O8 (wt%) method. In the case of uranium assay by ICP-OES, a pulp is already generated from the first phase of preparation and assaying (discussed above).

Figure 11-1 shows a plot of Phoenix analyses by the Wt% Method against analyses by the Partial Method. It can be seen that the correlation is excellent.

Aqua Regia Digestion: An aliquot of sample pulp is digested in a 100 mL volumetric flask in a mixture of 3:1 HCl:HNO3, on a hot plate for approximately one hour, then diluted to volume using de-ionized water. Samples are diluted prior to analysis by ICP-OES.

Instrument Analysis: Instruments in the analysis are calibrated using certified commercial solutions. The instruments used were PerkinElmer Optima 300DV, Optima 4300DV or Optima 5300DV.

Detection Limits: 0.001% U3O8

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 11-4

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R² = 0.9987
U3O8 from wt %
U3O8 (%) from U partial (ppm)
0
10
20
30
40
50
60
70
80
90
100

Figure 11-1

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

December 2012

11-5

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METHOD: ICPMS1—THE MULTI-ELEMENT DETERMINATION OF SANDSTONE SAMPLES BY ICP-MS

Method Summary: In ICP-MS analysis, the ions are separated in a mass spectrometer on the basis of their mass-to-charge ratio, allowing determination of ions with atomic masses from 7 to 250. A series of detectors produce signals proportional to the concentration of the individual ions with analytical detection limits in the parts per billion range. Perkin-Elmer instruments (models Optima 300DV, Optima 4300DV, and Optima 5300DV) are currently in use. The samples generally analyzed by this package are non-radioactive, non-mineralized sandstones and basement rocks.

Total Digestion: An aliquot of pulp is digested to dryness in a hot block digestor system using a mixture of ultra pure concentrated acids HF:HNO3:HClO4. The residue is dissolved in 15 mL of 5% HNO3 and made to volume using de-ionized water prior to analysis.

Partial Digestion: An aliquot of pulp is digested in a mixture of ultra pure concentrated nitric and hydrochloric acids (HNO3:HCl) in a digestion tube in a hot water bath then diluted to 15 mL using de-ionized water prior to analysis.

Geochemical Analysis: ICP-OES: Multi element total digestion:

The ICP MS detection limits for total analysis include all elements except those noted below:

Al2O3 , CaO, Fe2O3, K2O, MgO, MnO, Na2O, P2O5 , TiO2, Ba, Ce, Cr, La, Li, Sr and Zr.

These elements are analyzed only by ICP for total digestion leaching. Instruments are calibrated using certified commercial solutions. The instruments used were PerkinElmer Optima 300DV, Optima 4300DV or Optima 5300DV.

Partial digestions by ICP MS: As, Ge, Hg, Sb, Se and Te are done on the partial digestion only, these elements are not suited to the total digestion analysis. The ICP-MS instruments used were Perkin Elmer Elan DRC II.

ANALYTICAL QUALITY ASSURANCE AND QUALITY CONTROL

The SRC laboratory has a Quality Assurance program dedicated to active evaluation and continual improvement in the internal quality management system. The laboratory is accredited by the Standards Council of Canada as an ISO/IEC 17025 Laboratory for Mineral Analysis Testing and is also accredited ISO/IEC 17025:2005 for the analysis of U3O8. The laboratory is licensed by the Canadian Nuclear Safety Commission (CNSC) for possession, transfer, import, export, use, and storage of designated nuclear substances by CNSC License Number 01784-1-09.3. As such, the laboratory is closely monitored and inspected by the CNSC for compliance.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 11-6

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SRC is an independent laboratory, and no associate, employee, officer or director of Denison is, or ever has been, involved in any aspect of sample preparation or analysis on samples from the Phoenix Deposits.

The SRC uses a Laboratory Management System (LMS) for Quality Assurance. The LMS operates in accordance with ISO/IEC 17025:2005 (CAN-P-4E) “General Requirements for the Competence of Mineral Testing and Calibration laboratories” and is also compliant to CAN-P-1579 “Guidelines for Mineral Analysis Testing Laboratories”. The laboratory continues to participate in proficiency testing programs organized by CANMET (CCRMP/PTP-MAL). All analyses are conducted by SRC, a Standards Council of Canada (CCRMP) certified analytical laboratory, which has specialized in the field of uranium research and analysis for over 30 years.

All instruments are calibrated using certified materials. Within each batch of 40 samples, two quality control samples are inserted (e.g. CG515 or LS4). One in every 40 samples is analyzed in duplicate; the reproducibility of this is 5%. Before the results leave the laboratory the standards, blanks, and split replicates are checked for accuracy, only when the senior scientist is fully satisfied with the results will they be issued. If for any reason there is a failure in an analysis the subgroup affected will be reanalyzed, and checked again. A Corrective Action Report will be issued and the problem is investigated fully to ensure that any measures to prevent the reoccurrence can and will be taken. All human and analytical errors are, where possible, eliminated. If the laboratory suspects any bias, the samples are reanalyzed and corrective measures are taken.

Quality control samples (reference materials, blanks and duplicates) are included with each analytical run, based on the rack sizes associated with the method. The rack size is the number of samples (including QC samples) within a batch. Blanks are inserted at the beginning, standards are inserted at random positions, and duplicates are analysed at the end of the batch. Quality control samples are inserted based on the following rack sizes specific to the method (Table 11-1):

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 11-7

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TABLE 11-1 QUALITY CONTROL SAMPLE ALLOCATIONS

Denison Mines Corp. – Phoenix Deposits

Rack Size	Methods	Quality Control Sample Allocation

20	Specialty methods including specific gravity, bulk density, and acid insolubility	2 standards, 1 duplicate, 1 blank

28	Specialty fire assay, assay-grade, umpire and concentrate methods	1 standard, 1 duplicate, 1 blank

40	Regular AAS, ICP-AES and ICP-MS methods	2 standards, 1 duplicate, 1 blank

84	Regular fire assay methods	2 standards, 3 duplicates, 1 blank

SECURITY AND CONFIDENTIALITY

SRC considers customer confidentially and security of utmost importance and takes appropriate steps to protect the integrity of sample processing at all stages from sample storage and handling to transmission of results. All electronic information is password protected and backed up on a daily basis. Electronic results are transmitted with additional security features. Access to SRC Geoanalytical laboratories’ premises is restricted by an electronic security system. The facilities at the main lab are regularly patrolled by security guards 24 hours a day.

After the analyses described above are completed, analytical data are securely sent using electronic transmission of the results, by SRC to Denison. The electronic results are secured using WINZIP encryption and password protection. These results are provided as a series of Adobe PDF files containing the official analytical results and a Microsoft Excel spreadsheet file containing only the analytical results.

In RPA’s opinion sample preparation, security, and analytical procedures meet industry standards.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 11-8

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12 DATA VERIFICATION

In order to verify that the data in the Phoenix Deposits database is acceptable for Mineral Resource estimation purposes, a review of the transfer of data from logging through to the final database was completed. The data files supplied by Denison comprised 229 drill holes for the Phoenix Deposits that included:

•	Drill hole collar position data (electronic format)

•	Down hole survey data (electronic format)

•	Sample assays (electronic format)

•	Borehole natural gamma data (electronic format)

•	Lithology data (electronic format)

•	Structure interpretation (electronic format)

•	Property location maps (electronic format)

The data was supplied in .xls, .csv, .txt, .jpg or .dxf formatted files.

QA/QC PROGRAM

Denison has developed Quality Assurance and Quality Control (QA/QC) procedures and protocols for all exploration projects operated by Denison, as described in Section 11 Sample Preparation, Analyses and Security. RPA reviewed Denison’s procedures and protocols and considers them to be reasonable and acceptable.

DRILL HOLE DATABASE CHECK

Denison conducted audits of historic records to assure that the grade, thickness, elevation, and location of uranium mineralization used in preparing the current uranium resource estimate correspond to mineralization. The quality control measures and the data verification procedures included the following:

•	Surveyed drill hole collar coordinates and drill hole deviations were entered in the database, displayed in plan views and sections and visually compared to relative locations of the holes.

•

Core logging information was visually validated on plan views and sections and verified against photographs of the core or the core itself when questions were raised during the geological interpretation process.

•	Downhole radiometric probing results were compared with radioactivity measurements made on the core and drilling depth measurements.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 12-1

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•	The uranium grade based on radiometric probing was validated with sample assay results.

•	The information in the database was compared against assay certificates and original probing data files.

The Phoenix Deposits drill hole database has been verified on multiple occasions by Denison geologists and external consultants. The resource database is considered adequate by RPA to prepare a Mineral Resource estimate.

EXTERNAL LABORATORY CHECK ANALYSIS

In addition to the QA/QC described above, Denison sends one in every 25 samples to the SRC’s Delayed Neutron Counting (DNC) laboratory, a separate lab facility located at SRC Analytical Laboratories in Saskatoon to compare the values using two different methods, by two separate labs.

The DNC method is specific for uranium and no other elements are analyzed by this technique. The DNC system detects neutrons emitted by the fission of U-235 in the sample, and the instrument response is compared to the response from known reference materials to determine the concentration of uranium in the sample. In order for the analysis to work, the uranium must be in its natural isotopic ratio. Enriched or depleted U cannot be analyzed accurately by DNC.

Per SRC (2009) documents the method summary for the DNC technique is as follows. Samples previously prepared as pulps for ICP Total Digestion are used for the DNC analysis. The pulps are irradiated in a Slowpoke 2 nuclear reactor for a given period of time. After irradiation, the samples are pneumatically transferred to a counting system equipped with six helium-3 detectors. After a suitable delay period, neutrons emanating from the sample are counted. The proportion of delayed neutrons emitted is related to the uranium concentration. For low concentrations of uranium, a minimum of one gram of sample is preferred, and larger sample sizes (two to five grams) will improve precision. Several blanks and certified uranium standards are analyzed to establish the instrument calibration. In addition, control samples are analyzed with each batch of samples to monitor the stability of the calibration. At least one in every ten samples is analyzed in duplicate. The results of the instrument calibration, blanks, control samples and duplicates must be within specified limits otherwise corrective action is required.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 12-2

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Analysis for U by DNC incorporates four separate flux/site conditions of varying sensitivity to produce an effective range of analysis from zero to 150,000 µg U per capsule (samples of up to 90% U can be analyzed by weighing a fraction of a gram to ensure that there is no more than 150000 µg U in the capsule). Each condition is calibrated using between three and seven reference materials. For each condition, one of these materials is designated as a calibration check sample. As well, there is an independent control sample for each condition.

There are 48 assay pairs that used both ICP-OES Total Digestion and the DNC assay technique. Figure 12-1 shows the correlation between the SRC Geoanalytical Lab, and the SRC Analytical Lab. It can be seen that correlation is excellent. Uranium Grades obtained with the DNC technique were used only as check assays and were not directly used for Mineral Resource estimation

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 12-3

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R² = 0.999
U_3O_8 (%) Analytical Lab
U_3O_8 (%) Geoanalytical Lab
0
10
20
30
40
50
60
70
80
90

Figure 12-1

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

December 2012

12-4

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SAMPLE STANDARDS, BLANKS AND FIELD DUPLICATES

FIELD ASSAY STANDARDS

Analytical standards are used to monitor analytical precision and accuracy, and field standards are used as an independent monitor of laboratory performance. Six uranium assay standards have been prepared for use in monitoring the accuracy of uranium assays received from the laboratory. Due to the radioactive nature of the standard material, insertion of the standard materials is preferable at the SRC Geoanalytical Laboratory instead of in the field. During sample processing, the appropriate standard grade is determined, and an aliquot of the appropriate standard is inserted into the analytical stream for each batch of materials assayed.

Denison uses standards provided by its Wheeler River JV partner Cameco for uranium assays. Cameco standards are added to the sample groups by SRC personnel, using the standards appropriate for each group. As well, for each assay group, an aliquot of Cameco’s blank material is also included in the sample run. In a run of forty samples, at least one will consist of a Cameco Standard and one will consist of a Cameco Blank. Accuracy of the analyses and values obtained relative to the standard values, based on the analytical results of the six reference standards used, is acceptable for Mineral Resource estimates. Chronological plots for the six standards are shown in Figures 12-2 to 12-7 with upper limit (UL) and lower limit (LL) being equal to the mean + or – three standard deviations respectively.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 12-5

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Figure 12-2 **USTD1 ANALYSES**

USTD1
% U (ppm)
0.28
0.275
0.27
0.265
0.26
0.255
0.25
7/31/2009
9/30/2009
11/30/2009
1/31/2010
3/31/2010
5/31/2010
7/31/2010
9/30/2010
11/30/2010
1/31/2011
3/31/2011
5/31/2011
7/31/2011
Date
USTD1 Average
USTD1 Standard Upper Limit
USTD1 Standard Lower Limit
USTD1 Assay

Figure 12-3 **USTD2 ANALYSES**

USTD2
% U (ppm)
0.885
0.88
0.875
0.87
0.865
0.86
0.855
0.85
0.845
7/28/2009
9/28/2009
11/28/2009
1/28/2010
3/28/2010
5/28/2010
7/28/2010
9/28/2010
11/28/2010
1/28/2011
3/28/2011
5/28/2011
7/28/2011
Date
USTD2 Average
USTD2 Standard Upper Limit
USTD2 Standard Lower Limit
USTD2 Assay

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

USTD Analyses

December 2012

12-6

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Figure 12-4 **USTD3 ANALYSES**

USTD3
% U (ppm)
3.1
3.05
3
2.95
2.9
2.85
7/7/2009
9/7/2009
11/7/2009
1/7/2010
3/7/2010
5/7/2010
7/7/2010
9/7/2010
11/7/2010
1/7/2011
3/7/2011
5/7/2011
7/7/2011
Date
USTD3 Average
USTD3 Standard Upper Limit
USTD3 Standard Lower Limit
USTD3 Assay

Figure 12-5 **USTD4 ANALYSES**

USTD4
% U (ppm)
6.35
6.3
6.25
6.2
6.15
6.1
6.05
6
5.95
5.9
7/7/2009
8/7/2009
9/7/2009
10/7/2009
11/7/2009
12/7/2009
1/7/2010
2/7/2010
3/7/2010
4/7/2010
5/7/2010
6/7/2010
7/7/2010
8/7/2010
9/7/2010
10/7/2010
Date
USTD4 Average
USTD4 Standard Upper Limit
USTD4 Standard Lower Limit
USTD4 Assay

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

USTD Analyses

December 2012

12-7

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Figure 12-6 **USTD5 ANALYSES**

USTD5
% U (ppm)
11.45
11.4
11.35
11.3
11.25
11.2
11.15
11.1
11.05
11
1/11/2010
2/11/2010
3/11/2010
4/11/2010
5/11/2010
6/11/2010
7/11/2010
8/11/2010
9/11/2010
10/11/2010
11/11/2010
12/11/2010
1/11/2011
2/11/2011
3/11/2011
4/11/2011
Date
USTD5 Average
USTD5 Standard Upper Limit
USTD5 Standard Lower Limit
USTD5 Assay

Figure 12-7 **USTD6 ANALYSES**

USTD6
% U (ppm)
35
34.5
34
33.5
33
32.5
32
7/7/2009
8/7/2009
9/7/2009
10/7/2009
11/7/2009
12/7/2009
1/7/2010
2/7/2010
3/7/2010
4/7/2010
5/7/2010
6/7/2010
7/7/2010
8/7/2010
9/7/2010
10/7/2010
Date
USTD6 Average
USTD6 Standard Upper Limit
USTD6 Standard Lower Limit
USTD6 Assay

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

USTD Analyses

December 2012

12-8

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Denison employs a lithological blank composed of quartzite to monitor the potential for contamination during sampling, processing and analysis. The selected blank consists of a material that contains lower contents of U3O8 than the sample material but is still above the detection limit of the analytical process. Due to the sorting of the samples submitted for assay by SRC based on radioactivity, the blanks employed must be inserted by the SRC after this sorting takes place, in order to ensure that these materials are ubiquitous throughout the range of analytical grades. In effect, if the individual geologists were to submit these samples, they would invariably be relegated to the minimum radioactive grade level, preventing their inclusion in the higher radioactive grade analyses performed by SRC. Figure 12-8 shows results of analyses of blank samples. It can be seen that most are below the upper limit of 0.013% U3O8, with a maximum analysis of 0.024% U3O8.

Analyses of duplicate samples are a mandatory component of quality control. Duplicates are used to evaluate the field precision of analyses received, and are typically controlled by rock heterogeneity and sampling practices. Core duplicates are prepared by collecting a second sample of the same interval, through splitting the original sample, or other similar technique, and are submitted as an independent sample. Duplicates are typically submitted at a minimum rate of one per 20 samples in order to obtain a collection rate 5%. The collection may be further tailored to reflect field variation in specific rock types or horizons. Figure 12-9 shows results of analyses of field core duplicates plotted against original analyses. It can be seen that results are satisfactory with a correlation coefficient of 98%.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 12-9

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Blank Assay
% U (ppm)
0.026
0.024
0.022
0.02
0.018
0.016
0.014
0.012
0.01
0.008
0.006
0.004
0.002
0
7/19/2010
8/19/2010
9/19/2010
10/19/2010
11/19/2010
12/19/2010
1/19/2011
2/19/2011
3/19/2011
4/19/2011
5/19/2011
6/19/2011
7/19/2011
8/19/2011
9/19/2011
10/19/2011
11/19/2011
12/19/2011
1/19/2012
2/19/2012
3/19/2012
4/19/2012
5/19/2012
6/19/2012
7/19/2012
8/19/2012
Date
Blank
Blank Standard Lower Limit (LL)
Blank Standard Upper Limit (UL)

Figure 12-8

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Blank Sample Analyses Results

December 2012

12-10

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R² = 0.9815
U3O8 Assay Field Duplicate (%)
U3O8 Assay (%)
0
10
20
30
40
50
60
70
80
90

Figure 12-9

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Field Duplicate Analyses

December 2012

12-11

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LABORATORY ASSAY DATABASE CHECKS

Denison carried out a check of the digital database used for resource estimation by verifying the resource database against original assay data received from the assay laboratory. The entire digital assay database was verified and only few minor errors due to data rounding were noted. RPA checked five of 28 drill holes in the A Deposit high grade domain and one of eight drill holes in the B Deposit high grade domain in the assay database against the SRK assay data and found no discrepancies. Based on the data validation by Denison and RPA and the results of the standard, blank, and duplicate analyses, RPA is of the opinion that the assay database is of sufficient quality for Mineral Resource estimation.

DISEQUILIBRIUM

Radioactive isotopes lose energy by emitting radiation and transition to different isotopes in a ‘decay series’ or ‘decay chain’ until they eventually reach a stable non-radioactive state. Decay chain isotopes are referred to as ‘daughters’ of the ‘parent’ isotope. When all the decay products are maintained in close association with uranium-238 for the order of a million years, the daughter isotopes will be in equilibrium with the parent. Disequilibrium occurs when one or more decay products is dispersed as a result of differences in solubility between uranium and its daughters, and/or escape of radon gas.

Knowledge of, and correction for, disequilibrium is important for deposits whose grade is measured by gamma-ray probes. Disequilibrium is considered positive when there is a higher proportion of uranium present compared to daughters. This is the case where decay products have been transported elsewhere or uranium has been added by, for example, secondary enrichment. Positive disequilibrium has a disequilibrium factor which is greater than 1.0. Disequilibrium is considered negative where daughters are accumulated and uranium is depleted. This so called ‘negative’ disequilibrium has a disequilibrium factor of less than 1.0 but not less than zero.

Disequilibrium is determined by comparing uranium grades measured by chemical analyses with the ‘gamma only’ radiometric grade of the same samples measured in a laboratory. There are practical difficulties in comparing chemical analyses of uranium from drill hole samples with corresponding values from borehole gamma logging, because of the difference in sample size between drill core (average grades in core or chip samples) and radiometric probe measurements (gamma response from spheres of influence up to one metre in diameter). Also, any probe calibration (and/or assay) error can be misinterpreted as disequilibrium. If the gamma radiation emitted by the daughter products of uranium is in balance with the actual uranium content of the measured interval (assay), then uranium grade can be calculated solely from the gamma intensity measurement.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 12-12

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Denison routinely compares borehole natural gamma data to chemical assays as part of its QA/QC program as exampled in Figures 12-10 to 12-13. The downhole depths for gamma results in Figures 12-10 to 12-13 have not been corrected for depth so they do not correspond exactly to the chemical assay depths. Reasonable uranium grades can be calculated from the triple gamma probe (Geiger Mueller or GM tube) empirical data up to 80%. Above that the counts (the maximum count rate is about 3,500 cps) increase very little with increased grades due to the physical characteristics of the GM tube for two reasons (Sweet and Petrie 2010): Figure 12-14 plots radiometric grades against chemical assay grades for mineralized intervals in 30 drill holes with core recovery over 80% in A and B deposits. In general, radiometric grades are somewhat lower than chemical assay grades because:

•	The Geiger-Mueller tube can become saturated at very high grades and it cannot count any higher.

•	Some gamma rays are captured by the uranium, converted to photons, and absorbed (self-absorption), i.e. they are not available to the detector.

Denison and RPA carried out a check of the digital probe database used for resource estimation by verifying the resource database against original assay data. Denison and RPA concluded that in instances where core recovery was less than 80% radiometric data could be substituted for chemical assays and that the assay database was of sufficient quality for resource estimation.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 12-13

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60.0
50.0
40.0
30.0
20.0
10.0
0.0
%eU3O8 vs. %U3O8
400
401
402
403
404
405
406
407
408
409
410
Depth (m)
GM 12 Gamma (%eU3O8)
Assay (%U3O8)

70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
%eU3O8 vs. %U3O8
405
406
407
408
409
410
411
412
413
414
415
Depth (m)
GM 12 Gamma (%eU3O8)
Assay (%U3O8)

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Radiometric Versus Assays % U_3O_8 Values

December 2012

12-14

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90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
%eU3O8 vs. %U3O8
403
404
405
406
407
408
409
410
411
412
413
Depth (m)
GM 12 Gamma (%eU3O8)
Assay (%U3O8)

90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
%eU3O8 vs. %U3O8
408
409
410
411
412
413
414
415
416
417
418
Depth (m)
GM 12 Gamma (%eU3O8)
Assay (%U3O8)

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Radiometric Versus Assays % U_3O_8 Values

December 2012

12-15

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60.00
50.00
40.00
30.00
20.00
10.00
0.00
0.00
10.00
20.00
30.00
40.00
50.00
60.00
70.00
80.00
Radiometric Grade
Chemical Grade

Figure 12-14

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

December 2012

12-16

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

No representative mineral processing or metallurgical testing studies have been carried out on the Phoenix Deposits. Mineralization in the Phoenix Deposits has very similar mineralogical and paragenetic characteristics to mineralization in other deposits in the region, including McArthur River, which is currently being mined.

The Phoenix Deposits are located approximately 40 km from the Key Lake Mill.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 13-1

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14 MINERAL RESOURCE ESTIMATE

GENERAL STATEMENT

Denison has estimated Mineral Resources for the Phoenix A and B Deposits based on results of several surface diamond drilling campaigns from 2008 to 2012. The Denison drill hole database and Mineral Resource estimate have been audited by RPA with modifications made where necessary. Table 14-1 summarizes the Phoenix Deposits Mineral Resource estimate, of which Denison’s share is 60%. The effective date of the Mineral Resource estimate is December 31, 2012. Details of the resource estimation are given in the following sections.

TABLE 14-1MINERAL RESOURCE ESTIMATE FOR THE PHOENIX DEPOSITS

AS OF DECEMBER 31, 2012 (100% BASIS)

Denison Mines Corp. – Phoenix Deposits

Category	Deposit	Tonnes	Grade (% U3O8 )	Million lbs U3O8
Indicated	A Deposit	133,500	15.8	46.5
Indicated	B Deposit	19,000	14.1	5.9

Total Indicated		152,400	15.6	52.3

Inferred	A Deposit	6,300	51.7	7.2
Inferred	B Deposit	5,300	3.5	0.4
Total Inferred		11,600	29.8	7.6

Notes:

1.	CIM Definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are reported above a cut-off grade of 0.8% U3O8, which is based on internal Denison studies and a price of $50 per lb U3O8.
3.	High grade composites are subjected to a high grade search restriction.
4.	Bulk density is derived from grade using a formula based on 165 measurements.
5.	Numbers may not add due to rounding.

DRILL HOLE DATABASE

The Wheeler River Project includes drilling results from 2008 to 2012, which comprise 229 diamond drill holes totalling 107,906 m, of which 168 drill holes totalling 77,939 m have delineated the Phoenix A and B Deposits. Phoenix A is the northeastern lens and strikes N52°E. Phoenix B consists of two subzones, B1 and B2 which form the southwestern part of the Phoenix Deposits.

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Technical Report NI 43-101 – December 31, 2012	Page 14-1

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Upon completion of the initial data processing, the borehole data as well as radiometric logging information was uploaded into third party interpretation software (VULCAN, Surfer, Rockworks). These software packages allow geological and calculated uranium grade information to be added to the database. Table 14-2 lists details of the VULCAN database used for the Phoenix Deposits resource estimate. RPA has reviewed the database with Denison and agrees that it is suitable for Mineral Resource estimation.

TABLE 14-2 VULCAN DATABASE RECORDS

Denison Mines Corp. – Phoenix Deposits

Table Name	Number of Records
Collar	239
Survey	2,421
Stratigraphy	2,263
U3O8 Assay Values	1,589
eU3O8 Values	164,339
A Deposit UC – Composites (Total / In Blkmdl)	17,306 / 358
B Deposit UC – Composites (Total / In Blkmdl)	17,301 / 103
A Deposit Basement – Composites (Total / In Blkmdl)	17,297 / 87

Drill holes were completed on northwest-southeast oriented sections spaced at approximately 25 m intervals along strike with a drill hole spacing of approximately 10 m along the sections. Earlier holes were drilled at steep angles to the northwest and later holes were collared vertically. Figure 14-1 shows the A and B Deposits with locations of drill holes.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 14-2

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Figure 14-1

Denison Mines Corp.
Phoenix Deposits
Northern Saskatchewan, Canada
A Deposit and B Deposit
Drill Hole Locations
N
A DEPOSIT
B1 DEPOSIT
B2 DEPOSIT
6374200 N
6374000 N
477000 E
477200 E
477400 E
0
50
100
150
200
Metres
UTM Projection WGS 84-13N

December 2012

Source: Denison Mines Corp., 2012.

14-3

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GEOLOGICAL INTERPRETATION AND 3D SOLIDS

Denison has interpreted the geology, structure, and mineralized zones of the Phoenix Deposits using data from 168 diamond drill holes that penetrate the basal unconformity of the Athabasca sandstone. Uranium mineralization occurs at the unconformity surface and in the sandstone adjacent above and in the graphitic pelite basement rocks adjacent below.Both the A and B Deposits strike approximately N52°E and plunge at -2.5° to the northeast.

A regional fault, the WS Fault, is spatially associated with mineralization in the Phoenix Deposits. The WS Fault trends northeasterly parallel to the mineralization and dips moderately to the southeast. It appears to be a steep angle reverse fault, displacing the unconformity in the order of five metres or more upward to the southeast. Uranium mineralization extends outward to the southeast from the WS fault, suggesting that the primary controls on the Phoenix Deposits are the linear intersection of the WS Fault with the unconformity and graphitic pelite in the basement. Some uranium mineralization occurs on the northwest side of the WS Fault along the unconformity which is at lower elevation, but it is limited in extent to the northwest. Other faults are present in the Phoenix Deposits subparallel to the WS Fault but with lesser vertical displacements. Some cross faults with easterly or southeasterly trends are interpreted, with displacements in the order of five metres or more.

Denison developed three dimensional (3D) wireframe models for the A and B Deposits which represent 0.05% U3O8 grade envelopes using the geological interpretation described above as guidance. The wireframe was reviewed by RPA and then modified to create a higher grade (HG) domain within each of the original wireframes. Those portions of the original wireframes that are not within the HG domains are designated lower grade (LG) domains. For Phoenix A, the threshold grade for inclusion in the HG domain was approximately 20% U3O8, although lower grades were incorporated in places to maintain continuity and to maintain a minimum thickness of two metres. For Phoenix B, the minimum threshold for the HG domain was approximately 10% U3O8 over a minimum distance of two metres. Figure 14-2 is a typical cross section of Phoenix A showing drill holes with one metre composite grades and the outlines of the HG and LG domains. Figure 14-3 shows the same for Phoenix B.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 14-4

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The wireframe model developed for Phoenix A is approximately 330 m long, averages 30 m wide and is four metres thick. The Phoenix B wireframe model measures approximately 180 m long, averages 20 m wide and is approximately three meters thick. The wireframes were used to assign domain codes to the blocks in the block model and for generating and coding composited assays.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 14-5

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140 L
135 L
130 L
125 L
120 L
WR-445
WR-437
WR-409
WR-342
WR-311
WR-407
WS Fault
High Grade Domain
Low Grade Domain
1.12
2.59
31.02
39.07
25.82
2.16
0.51
0.14
0.16
0.14
0.19
0.38
0.11
3.93
12.45
10.03
5.32
0.58
0.09
0.53
40.65
38.88
76.61
3.95
1.07
11.25
1.08
0 2 4 6 8 10
Metres

Legend:

1 metre composite with grade in % U_3O_8

1.07 14.40 ← *Drill Hole* 11.25 1.08

December 2012

Figure 14-2

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

A Deposit

Typical Cross Section with HG and LG Domains

Source: Denison Mines Corp., 2012.

14-6

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WR473
WR294
WR291A
WR475A
150 L
145 L
140 L
High Grade Domain
Low Grade Domain
WS Fault
0.05
0.13
0.10
4.96
12.60
0.66
15.10
15.30
0.56
0 1 2 3 4 5
Metres
Legend:
1 metre composite with grade in % U_3O_8
1.07
14.40
11.25
1.08
Drill Hole

Figure 14-3

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

B Deposit

Typical Cross Section with HG and LG Domains

December 2012

Source: Denison Mines Corp., 2012.

14-7

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DRY BULK DENSITY

Bulk density is used to convert volume to tonnage. In high grade uranium deposits such as Phoenix, bulk density varies with grade due to the very high density of pitchblende/uraninite compared to host lithologies. Bulk density also varies with clay alteration and in situ rock porosity. For Mineral Resource estimates it is important to estimate bulk density values throughout the deposit and to weight grade values by density since small volumes of high grade material can contain large masses of uranium oxide.

Bulk density is being estimated with specific gravity (SG) measurements on drill core. SG is calculated as: weight in air/(weight in air – weight in water). Under all reasonable conditions, SG (a unitless ratio) is equivalent to density in t/m3.

During 2012, Denison completed a program of dry bulk density sampling from diamond drill core in order to establish the relationship between bulk density and grade for the Phoenix A and B Deposits. Dry bulk density samples were selected from the main mineralized zones to represent local major lithologic units, mineralization styles, and alteration types. Samples were collected from half split core, which had been previously retained in the core box after geochemical sampling. Samples were tagged and placed in sample bags on site, then shipped to the SRC in Saskatoon, Saskatchewan. In total, SRC has performed SG measurements utilizing the wax immersion method on a total of 165 samples; 131 from A Deposit and 34 from B Deposit.

Correlation analyses by Denison of the bulk density values against uranium grades indicate a strong relationship between density and uranium grade (%U3O 8) (Figure 14-4). The relationship can be represented by the following polynomial formula which is based on a regression fit.

y = 0.0007x 2 - 0.0026x + 2.2908

where Y is dry bulk density (g/cm3) and X is the uranium grade in %U3O8 .

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 14-8

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y = 0.0007x² - 0.0026x + 2.2908
R² = 0.8384
Density (g/cm³)
9
8
7
6
5
4
3
2
1
0
0.001
0.010
0.100
1.000
10.000
100.000
U3O8 (%)
2012 - SGwax_ratio_CALC
WR-PA
WR-PB
Poly. (2012 - SGwax_ratio_CALC)

Figure 14-4

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

Logarithmic Plot of Dry Bulk Density Versus Uranium Grade

December 2012

14-9

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The regression curve is relatively flat below 10% U3O8, with density relatively constant at 2.29 g/cm3. At grades greater than 20%, dry bulk density increases with higher uranium grades. There are a number of strongly mineralized samples that have low dry bulk densities and vice versa which results in significant scatter in dry bulk density values. The lower bulk density values associated with strongly mineralized samples may be attributed to the amount of clay alteration in the samples. Generally, clay alteration causes decomposition of feldspar and mafic minerals with resultant replacement by lighter clay minerals as well as loss of silica from feldspar that lowers the dry bulk density of the rock.

Denison has estimated a dry bulk density value for each grade value in the drill hole database by using the polynomial formula shown above. In RPA’s opinion, the SG sampling methods and resulting data are suitable for Mineral Resource estimation at Phoenix.

RPA recommends that Denison take more density measurements to validate the Phoenix A Deposit points between 0.3% and 10%, and that Denison investigate multi-component regression incorporation uranium and Al2O3.

STATISTICS

COMPOSITES

As discussed in Section 10 Drilling and Section 11 Sample Preparation, Analyses and Security, all drill core samples with chemical assays are 0.5 m long and all radiometric assays are 0.1 m long. Radiometric assays are used in lieu of chemical assays where core recovery is less than 80%. Approximately 20% of the drill holes used for the A Deposit resource estimate have radiometric assays and approximately 25% of those used for the B Deposit resource estimate have radiometric assays.

Denison has composited grade (G), bulk density (D), and grade multiplied by density (GxD) values over one metre run-length intervals to create a composite database for statistical analysis and block estimation purposes. As discussed below, block estimation was done by interpolating GxD and density and dividing them to obtain a weighted grade estimate for each block.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 14-10

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Compositing was restricted to the wireframe models and separate composite files were prepared for A Deposit HG domain, A Deposit LG domain, B Deposit HG domain and B Deposit LG domain. Table 14-3 lists basic statistics of grade and GxD for each of these domains. Grades are weighted by density. Figure 14-5 shows histograms of grade for each of these domains. Composites begin in one meter intervals where a drill hole pierces a wireframe. This results in residual short composites at the bottom of the wireframes. These short composites were retained if they were between 0.5 m and 1.0 m long, but were added to the previous full length composite if they were less than 0.5 m long.

TABLE 14-3 BASIC STATISTICS OF GRADE AND GXD COMPOSITES FOR A AND B

DEPOSITS HG AND LG DOMAINS

Denison Mines Corp. – Phoenix Deposits

	A Deposit Grade		B Deposit Grade		A Deposit GxD		B Deposit GxD
Statistic	HG	LG	HG	LG	HG	LG	HG	LG
N	79	261	18	73	79	261	18	73
Mean	46.26	1.76	27.05	1.61	165.79	4.05	76.73	3.70
Median	36.20	0.61	17.14	0.53	122.06	1.39	43.88	1.22
Minimum	2.70	0.01	1.46	0.01	6.26	0.02	3.38	0.02
Maximum	82.60	20.14	50.69	10.87	570.21	57.69	212.78	27.66
Std Dev	24.67	2.93	16.37	2.64	151.81	7.45	70.41	6.43
CV	0.53	1.66	0.61	1.64	0.92	1.84	0.92	1.74

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 14-11

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Figure 14-5 Denison Mines Corp. Phoenix Deposits Northern Saskatchewan, Canada Grade Composite Histograms forAand B Deposits HG and LG Domains December 2012

14-12

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TREATMENT OF HIGH GRADE VALUES

Capping or cutting of high grade samples is sometimes warranted for Mineral Resource estimation for scenarios when high grade outliers may have an undue influence on the estimation process producing an overestimation of the Mineral Resource. Although the Phoenix deposit is a high grade uranium deposit, adequate sample support, the use of high grade domains, and lack of apparent high grade outliers made high grade capping unnecessary. However, the influence of high grade values was restricted during the block estimation process as discussed below.

VARIOGRAPHY

For the Phoenix A Deposit, Denison prepared variograms of grade and GxD for the HG domain composite data and grade for the LG domain composite data. Variograms were prepared in the downhole direction, along a northeasterly strike direction, and horizontally across the strike direction. Variograms were of fair quality considering the limited number of composite data with a nugget effect of approximately 10% of the sill. The GxD variograms were similar to those of grade. The variograms suggested approximate ranges for the A Deposit HG domain of 2.4 m downhole, 35 m along strike, and 10 m or less across strike; and for the A Deposit LG domain 2.1 m downhole, 25 m or less along strike, and 25 m across strike. These ranges were used to derive search ellipse dimensions for block interpolations.

BLOCK MODEL INTERPOLATION

Three dimensional block models were constructed using Vulcan version 8.0.3 Mine Modelling Software. The variables for uranium grade, density and grade times density were interpolated using an inverse distance squared (ID2) algorithm for each mineralized domain. .Hard boundaries were employed at domain contacts so that composites from within a given domain could not influence block grades in other domains.

Blocks were five metres long along the main northeast trend, two metres wide across the main trend and one metre high. A whole block approach was used whereby the block was assigned to the domain where its centroid was located.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 14-13

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The interpolation strategy involved setting up search parameters in two passes for each domain. Search ellipses were oriented with the major axis oriented parallel to the dominant northeasterly trend of the zones. The semi-major axis was oriented horizontally, normal to the major axis (across strike) and the minor axis was vertical.

GxD and density were interpolated into the model using the first pass. Blocks which did not receive an interpolated grade were then interpolated in the second pass which resulted in all blocks being populated. Block grade was derived from the interpolated GxD value by dividing that value by the interpolated density value for each block. Unweighted grades were also interpolated as a check.

In order to reduce the influence of very high grade composites, grades greater than a designated threshold level for each domain were restricted to shorter search ellipse dimensions. If the search ellipse contained a composite greater than the specified grade, it was used for interpolation only if it fell within the restricted search ellipse. The threshold grade levels were chosen from the basic statistics and from visual inspection of the apparent continuity of very high grades within each domain.

Search parameters are listed in Table 14-4 for the A and B Deposits HG and LG domains. Major axis is horizontal along the main mineralized trend of N52°E, semi-major axis is horizontal normal to the main trend, and the minor axis is vertical.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 14-14

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TABLE 14-4 BLOCK MODEL INTERPOLATION PARAMETERS

Denison Mines Corp. – Phoenix Deposits

		Search Radii (m)			Composites
Deposit and			Semi-				Max per
Domain	Pass	Major	major	Minor	Min	Max	DH
A Deposit HG	First	35	15	8	3	8	2
	Second	50	25	10	3	8	2
	Restricted >60% U3O8	15	6	4	3	8	2
A Deposit LG	First	35	15	8	3	8	2
	Second	50	25	10	3	8	2
	Restricted >6% U3O8	15	6	4	3	8	2
B Deposit HG	First	35	15	6	3	8	2
	Second	50	25	10	3	8	2
	Restricted >40% U3O8	15	5	4	3	8	2
B Deposit LG	First	35	15	6	3	8	2
	Second	50	25	10	3	8	2
	Restricted >4% U3O8	15	5	4	3	8	2

Figure 14-6 is an isometric view looking north_ of the Phoenix A Deposit block model with colour coded grades. The blocks shown are mostly in the LG domain. Figure 14-7 is an isometric view looking north of the HG domain of the Phoenix A Deposit block model with colour coded grades.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 14-15

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N
A DEPOSIT
300 L
477000 E
Block Grade (U_3O_8 %)
< 0.001 %
0.001 % - 0.8 %
0.8 % - 5 %
5 % - 10 %
10 % - 20 %
20 % - 30 %
30 % - 50 %
> 50 %

December 2012

Source: Denison Mines Corp., 2012.

Figure 14-6

Denison Mines Corp.

Phoenix Deposits
Northern Saskatchewan, Canada

A Deposit
3D Block Model

14-16

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N
A DEPOSIT
300 L
477000 E
Block Grade (U_3O_8 %)
< 0.001 %
0.001 % - 0.8 %
0.8 % - 5 %
5 % - 10 %
10 % - 20 %
20 % - 30 %
30 % - 50 %
> 50 %
N

Figure 14-7

Denison Mines Corp.

December 2012

Source: Denison Mines Corp., 2012.

14-17

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MINERAL RESOURCE CLASSIFICATION

The Mineral Resources for the Phoenix Deposits are classified as Indicated and Inferred based on drill hole spacing and apparent continuity of mineralization.

At the Phoenix A Deposit, the drill hole spacing is approximately 10 m on sections spaced 25 m apart and classification as Indicated is appropriate in RPA’s opinion for all of the LG domain and most of the HG domain. There is an area in the southwest-central part of Phoenix A where spacing between sections is approximately 35 m to 40 m and more drilling is required to increase the confidence in the HG domain. A strip 10 m wide between these sections is assigned to the Inferred category for the HG domain because of some uncertainty in the interpolated grades in this area of very high grades. At the southwest part of the HG domain, drill hole spacing between two sections is also approximately 35 m to 40 m and very high grade mineralization in drill hole WR-306 does not correlate well spatially with adjacent drill holes because its elevation is five meters lower than the others. This part of the HG domain is assigned to the Inferred category because of some uncertainty in the grade continuity in this area. Figure 14-8 shows these two areas of Inferred Mineral Resources along with Indicated Mineral Resources in the A Deposit HG domain.

At the Phoenix B Deposit, the drill hole spacing is approximately 10 m on sections spaced 25 m apart and classification as Indicated is appropriate in RPA’s opinion for most of the LG and HG domains. In the northeastern part of Phoenix B, drill hole sections are spaced at approximately 35 m and the most northeasterly drill hole does not correlate well spatially with other drill holes because its elevation is slightly lower than the others. This part of Phoenix B is classified as Inferred because there is some uncertainty in the continuity of grade in both the HG and LG domains. Figure 14-9 shows the area of Inferred resource along with Indicated resource at Phoenix B.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 14-18

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6374350 N
6374300 N
6374250 N
6374200 N
6374150 N
6374100 N
A DEPOSIT
N
Inferred Resource
HG Domain Only
Indicated Resource
476900 E
476950 E
477000 E
477050 E
477100 E
477150 E
477200 E
477250 E
477300 E
477350 E
477400 E
Block Grade (U_3O_8 %)
< 0.001 %
0.001 % - 0.8 %
0.8 % - 5 %
5 % - 10 %
10 % - 20 %
20 % - 30 %
30 % - 50 %
> 50 %
0
20
40
60
80
100
Metres
UTM Projection WGS 84-13N
December 2012

Figure 14-8

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

A Deposit Block Model Showing Inferred and Indicated Resources

Source: Denison Mines Corp., 2012.

14-19

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6374050 N
6374000 N
6373950 N
6373900 N
6373850 N
Inferred Resource
HG & LG Domains
B1 DEPOSIT
Indicated Resource
B2 DEPOSIT
Indicated Resource
N
476600 E
476650 E
476700 E
476750 E
476800 E
476850 E
476900 E
476950 E
477000 E
477050 E
Block Grade (U_3O_8 %)
< 0.001 %
0.001 % - 0.8 %
0.8 % - 5 %
5 % - 10 %
10 % - 20 %
20 % - 30 %
30 % - 50 %
> 50 %
0 20 40 60 80 100
Metres
UTM Projection WGS 84-13N

Figure 14-9

Denison Mines Corp.

Phoenix Deposits

Northern Saskatchewan, Canada

B Deposit Block Model Showing Inferred and Indicated Resources

December 2012

Source: Denison Mines Corp., 2012.

14-20

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BLOCK MODEL VALIDATION

The block models were validated by the following checks:

•	Comparison of domain wireframe volumes with block volumes.

•	Visual comparison of composite grades with block grades.

•	Comparison of block grades with composite grades used to interpolate grades.

•	Comparison with estimation by a different method.

In RPA’s opinion, the Mineral Resource estimate is reasonable and acceptable.

VOLUME COMPARISON

Wireframe volumes were compared to block volumes for each domain. This comparison is summarized in Table 14-5 and results show that the differences between the wireframe volumes and block model volume are less than 1%, except for the B Deposit HG domain where the difference is 4.2% due to the small volume of the wireframe combined with the whole block approach.

TABLE 14-5 VOLUME COMPARISON FOR WIREFRAME AND BLOCKS BY

DOMAIN

Denison Mines Corp. –Phoenix Deposits

	Wireframe	Block Model
Deposit	Volume (m3)	Blocks	Volume (m3)	% Difference
A Deposit HG	14,781	1,479	14,790	0.06%
A Deposit LG	56,936	5,703	57,030	0.17%
B Deposit HG	3,109	324	3,240	4.21%
B Deposit LG	15,142	1,506	15,060	0.54%

VISUAL COMPARISON

Block grades were visually compared with drill hole composites on cross sections, longitudinal sections and plan views. The block grades and composite grades correlate very well visually within the HG and LG domains of A Deposit and B Deposit.

STATISTICAL COMPARISON

Statistics of the block grades are compared with statistics of composite grades in Table 14-6 for all blocks and composites within the A Deposit and B Deposit HG and LG domains. Grades are weighted by density for the composites and tonnage for the blocks.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 14-21

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TABLE 14-6 STATISTICS OF BLOCK GRADES COMPARED TO COMPOSITE

GRADES BY DOMAIN

Denison Mines Corp. – Phoenix Deposits

	A Deposit HG		A Deposit LG		B Deposit HG		B Deposit LG
Statistic	Blocks	Comps	Blocks	Comps	Blocks	Comps	Blocks	Comps
N	1,479	79	5703	261	324	18	1506	73
Mean	43.83	46.26	1.59	1.76	26.89	27.05	1.39	1.61
Median	37.03	36.20	1.15	0.61	26.54	17.14	0.70	0.53
Minimum	5.06	2.70	0.07	0.01	3.49	1.46	0.02	0.01
Maximum	82.34	82.60	19.97	20.14	48.21	50.69	10.67	10.87
Std Dev	15.41	24.67	1.59	2.93	10.57	16.37	1.74	2.64
CV	0.39	0.53	1.01	1.66	0.41	0.61	1.26	1.64

In all cases the average block grades are lower than the average composite grades.

CHECK BY DIFFERENT ESTIMATION METHODS

RPA has carried out check estimates of the Denison ID2 block models of the Phoenix Deposits using two different methods: kriging and the contour method.

Kriging parameters were those discussed under Variography above and search parameters were the same as for the ID2 block model interpolation. For the kriging estimate, the tonnes, grade and contained pounds of U3O8 correspond well for all domains.

For the contour method (Agnerian and Roscoe, 2002), grade times thickness times density (GxTxD) values for each drill hole intercept were plotted on plans and contoured. The areas between the contours were measured and multiplied by the average value in the contour interval. The GxTxD values are proportional to pounds of U3O8 per square metre and the sum of these values times area are converted to total pounds of U3O8 for each domain. Thickness times density (TxD) values were also plotted on plans and contoured. The areas between the contours were measured and multiplied by the average value in the contour interval. The sum of the TxD values multiplied by the area represents tonnage for each of the domains. The tonnes, grade and contained pounds of U3O8 estimated by the contour method are within 5% overall of the Denison ID2 block model estimate and mostly within 10% for each domain with no cut-off grade applied.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 14-22

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MINERAL RESOURCE ESTIMATE

Table 14-7 lists the Mineral Resource estimate for the Phoenix Deposits by domain and resource category. The effective date of the resource estimate is December 31, 2012 and the cut-off grade is 0.8% U3O8.

The cut-off grade of 0.8% U3O8 is based on internal conceptual studies by Denison and a price of US$50/lb U3O8 . The cut-off grade is consistent with the previous Phoenix Mineral Resource estimate reported in 2010. The HG domains are not sensitive to cut-off grades less than 5% U3O8 but the LG domains are quite sensitive to cut-off grade.

TABLE 14-7 MINERAL RESOURCE ESTIMATE FOR THE PHOENIX DEPOSITS

AT A CUT-OFF GRADE OF 0.8% U3O8 AS OF DECEMBER 31, 2012

Denison Mines Corp. – Phoenix Deposits

	Deposit and		Grade	Million lb
Category	Domain	Tonnes	(% U3O8 )	U3O8
Indicated	A Deposit HG	45,000	42.7	42.3
Indicated	A Deposit LG	88,500	2.11	4.1
Indicated	B Deposit HG	8,400	27.9	5.2
Indicated	B Deposit LG	10,500	3.0	0.7

Subtotal Indicated	A Deposit	133,500	15.8	46.5
Subtotal Indicated	B Deposit	19,000	14.1	5.9

Total Indicated		152,400	15.6	52.3

Inferred	A Deposit HG	6,300	51.7	7.2
Inferred	B Deposit HG	700	14.6	0.2
Inferred	B Deposit LG	4,500	1.8	0.2

Subtotal Inferred	A Deposit	6,300	51.7	7.2
Subtotal Inferred	B Deposit	5,300	3.5	0.4

Total Inferred		11,600	29.8	7.6

Notes:

1.	CIM Definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are reported above a cut-off grade of 0.8% U3O8 , which is based on internal Denison studies and a price of $50 per lb U3O8 .
3.	High grade composites are subjected to a high grade search restriction.
4.	Bulk density is derived from grade using a formula based on 165 measurements.
5.	Numbers may not add due to rounding.

In RPA’s opinion, the estimation methodology is consistent with standard industry practice and the Phoenix Deposit Mineral Resource estimate is considered to be reasonable and acceptable.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 14-23

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15 MINERAL RESERVE ESTIMATE

This section is not applicable.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 15-1

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16 MINING METHODS

This section is not applicable.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 16-1

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17 RECOVERY METHODS

This section is not applicable.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 17-1

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18 PROJECT INFRASTRUCTURE

This section is not applicable.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 18-1

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19 MARKET STUDIES AND CONTRACTS

This section is not applicable.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
Technical Report NI 43-101 – December 31, 2012	Page 20-1

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21 CAPITAL AND OPERATING COSTS

This section is not applicable.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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22 ECONOMIC ANALYSIS

This section is not applicable.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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23 ADJACENT PROPERTIES

This section is not applicable.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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25 INTERPRETATION AND CONCLUSIONS

Drilling at the Wheeler River Property from 2008 to 2012 has discovered and delineated the Phoenix uranium deposits at the linear intersection of the Athabasca sandstone basal unconformity with a regional fault zone, the WS Fault, and graphitic pelite basement rocks.

The Phoenix Deposits consist of the Phoenix A and Phoenix B deposits located approximately 400 m below surface within a one kilometre long, northeast trending, mineralized corridor. Both deposits contain a higher grade core within a lower grade mineralized envelope and extend southeastward from the WS Fault along the unconformity. Some mineralization also occurs on the northwest side of the WS fault but commonly at a slightly lower elevation.

Some uranium mineralization occurs in basement rocks below and adjacent to the Phoenix Deposits which suggests some potential for more of the same.

Mineral resources of the A and B Deposits have been estimated by Denison and audited by RPA based on 168 diamond drill holes totalling 77,939 m. Indicated resources total 152,400 t at 15.6% U3O8 containing 52.3 million lbs U3O8 . Inferred resources total 11,600 t at 29.8% U3O8 containing 7.6 million lbs U3O8.

More diamond drilling is warranted in the Inferred areas of the A and B Deposits, particularly in the vicinity of very high grade drill holes WR-401 and WR-306 in A Deposit. The Mineral Resource estimate should be updated after this drilling is completed to upgrade the Inferred resources to the Indicated category if justified by results.

In RPA’s opinion, a Preliminary Economic Assessment should be carried out on the Phoenix Deposits.

More diamond drilling is warranted to test other exploration targets on the Wheeler River Joint Venture, particularly along strike to the northeast and southwest of the Phoenix Deposits.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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26 RECOMMENDATIONS

The Wheeler River Joint Venture has a planned 2013 exploration program consisting of an approximately 48 hole diamond drill program with two rigs beginning in the first quarter of 2013. The budget for this program is C$6.8 million. Emphasis will be on exploration, particularly to the northeast of the Phoenix A Deposit, as well as other targets on the Wheeler River Property. RPA has reviewed the Wheeler River Joint Venture 2013 exploration program and concurs with the objectives and budget.

In addition to this work, RPA recommends six infill drill holes in the Phoenix A Deposit and four infill drill holes in the Phoenix B Deposit. The cost of this additional drilling would be approximately $1.2 million. RPA also recommends a Mineral Resource estimate update after the infill drilling and a Preliminary Economic Assessment on the Phoenix Deposits at an estimated cost of approximately $200,000.

RPA recommends that Denison continue to collect additional core density data to increase the confidence in densities of the entire grade range.

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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27 REFERENCES

Agnerian, H., and W. E. Roscoe. “The Contour Method of Estimating Mineral Resources.” CIM Bulletin, v. 95, 2002: pp. 100-107.

Arseneau, G., and C. Revering.”Technical Report on the Phoenix Deposit (zones A & B) -Wheeler River project, Eastern Athabasca Basin, Northern Saskatchewan, Canada”. NI 43-101 Report for Denison Mines Corp., SRK Consulting (Canada) Inc., November 17, 2010.

Bosman, S.A., and J. Korness. “Building Athabasca Stratigraphy, Revising, redefining, and Repositioning.” in Summary of INvestigations, Volume2, Saskatchewan Geolgical Survey, Saskatchewan Ministry of Energy and Resources, Miscellaneouse Report 2007-4.2, CD-ROM, Paper A-8, 2007: 29.

Campbell, J.E. “Quaternary geology of the eastern Athabasca Basin, Saskatchewan.” in EXTECH IV: Geology and Uranium Exploration Technology of the Proterozoic Athabasca Basin, Saskatchwean and Alberta, edited by Jefferson, C.W and Delaney, G., Geolgoical Survey of Canada Bulletin 588, 2007: 211-228.

Dahlkamp, F.J., and B. Tan. “Geology and mineralogy of the Key Lake U-Ni deposits, norther Saskatchewan, Canada.” in Geology, Mining, and Extractive Processing of Uranium: Institue of Mining and Metallurgy, edited by Jones, M.J., London, 1977: 145-157.

Jefferson, C.W., D.J. Thomas, S.S. Gandhi, P. Ramaekers, and et. al. “Unconformity-associated uranium deposits of the Athabasca Basin, Saskatchwan and Alberta.” in EXTECH IV: Geology and Uranium Exploration Technology of the Proterzoic Athabasca Basin, Saskatchewan and Alberta, edited by Jefferson, C.W. and Delaney, G., Geological Survey of Canada, Bulletin 588, 2007: 23-67.

Liu, Y., K. Bodnarchuk, L. Petrie, and R. Basnett. Wheeler River Project. Denison Mines Corp, 2011, 87.

Ramaekers, P., et al. “Revised gelogical map and stratigraphy of the Athabasca Group, Saskatchean and Alberta.” in EXTECH IV: Geology and Uranium Exploration Technology of the Proterozoic Athaasca Basin, Sakatchewan and Alberta, edited by Jefferson, C.W. and Delaney, G., Geological Survey of Canada Bulletin 588, 2007: 151-191.

Sweet, K., and T. McEwan. Discussion of probe quality and grade evaluation Dibwe-Mutanga Project. KenCo Minerals internal report for Denison Mines Zambia Limted, 2011.

Yeo, G.M., and G. Delaney. “The Wollaston Supergroup, stratigraphy and metallogeny of a paleoproterozoic Wilson cycle in the Tryans-Hudson Orogeyn, Sakatchewan.” in EXTECH IV: Geology and Uranium Exploration Technology of the Proterozoic Athabasca Basin, Saskatchwan and Alberta, edited by Jeffeson C.W. and Delaney, G., Geological Survey of Canada, Bulletin 588, 2007: 89-117.

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28 DATE AND SIGNATURE PAGE

This report titled Technical Report on a Mineral Resource Estimate Update for the Phoenix Uranium Deposits, Wheeler River Project, Eastern Athabasca Basin, Northern Saskatchewan, Canada and dated December 31, 2012 was prepared and signed by the following authors:

(Signed & Sealed) “William E. Roscoe”

Dated at Toronto, ON
December 31, 2012	William E. Roscoe, Ph.D., P.Eng.
Principal Geologist

Denison Mines Corp. – Phoenix Deposits, Wheeler River Project, Project #1997
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29 CERTIFICATE OF QUALIFIED PERSON

WILLIAM E. ROSCOE

I, William E. Roscoe, Ph.D., P.Eng., as an author of this report entitled “Technical Report on a Mineral Resource Estimate Update for the Phoenix Uranium Deposits, Wheeler River Project, Eastern Athabasca Basin, Northern Saskatchewan, Canada”, prepared for Denison Mines Corp., and dated December 31, 2012, do hereby certify that:

1.	I am a Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Queen’s University, Kingston, Ontario, in 1966 with a Bachelor of Science degree in Geological Engineering, McGill University, Montreal, Quebec, in 1969 with a Master of Science degree in Geological Sciences and in 1973 a Ph.D. degree in Geological Sciences.

3.	I am registered as a Professional Engineer (No. 39633011) and designated as a Consulting Engineer in the Province of Ontario. I have worked as a geologist for a total of 46 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Thirty-one years of experience as a Consulting Geologist across Canada and in many other countries

•	Preparation of numerous reviews and technical reports on exploration and mining projects around the world for due diligence and regulatory requirements

•	Senior Geologist in charge of mineral exploration in southern Ontario and Québec

•	Exploration Geologist with a major Canadian mining company in charge of exploration projects in New Brunswick, Nova Scotia, and Newfoundland

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Wheeler River Project on October 30, 2012.

6.	I am responsible for all Sections of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 31st day of December, 2012

(Signed & Sealed) “William E. Roscoe”

William E. Roscoe, Ph.D., P.Eng.

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